Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Innovega Inc.
11031 Via Frontera, Ste. A
San Diego, CA 92127
https://innovega.io/

Up to $2,753,949.00 in Common Stock at $5.50
Minimum Target Amount: $19,998.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Innovega Inc.
Address: 11031 Via Frontera, Ste. A, San Diego, CA 92127
State of Incorporation: DE
Date Incorporated: June 23, 2008

Terms:

Equity

Offering Minimum: $19,998.00 | 3,636 shares of Common Stock
Offering Maximum: $2,753,949.00 | 500,718 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.50
Minimum Investment Amount (per investor): $495.00

*Maximum number of shares offered subject to adjustment for bonus shares. Maximum Bonus shares contain a cap. See Bonus info below.

Investment Incentives & Bonuses*

TTW Bonus: All Reservation Holders in the StartEngine TTW Reservations Page will receive 10% bonus shares..

Loyalty Bonus: 10% bonus shares for previous investors / shareholders and select loyal supporters*.

Add disclaimer about friends/family; advisors; past investors; loyal readers

Time-Based Perks

Early Bird: Invest within the first 2 weeks and receive 10% bonus shares

Mid-Campaign Perks

World Retina Week Bonus: Invest $2,000+ between September 22 to September 28, 2026 and receive 10% bonus shares In recognition of World Retina Week, Innovega is celebrating the patients, clinicians, researchers, and innovators working to advance retinal health and the future of vision technology. During this limited-time promotion, eligible investors will receive an additional 10% bonus shares as we continue developing technology designed to improve the lives of people living with retinal diseases and other forms of vision loss.

Blindness Awareness Month Bonus: Invest $2,000+ between October 25 – October 31, 2026 and receive 10% bonus shares In recognition of Blindness Awareness Month, Innovega is celebrating the millions of people worldwide living with blindness and low vision, along with the investors helping accelerate the future of assistive vision technology. During this limited-time promotion, eligible investors will receive an additional 10% bonus shares as we continue advancing toward commercialization.

Amount-Based Perks

Tier 1 - Invest $1,000+ and receive 5% bonus shares

Tier 2 - Invest $2,500+ and receive 7% bonus shares

Tier 3 - Invest $5,000+ and receive 10% bonus shares + Innovega Hat

Tier 4 - Invest $10,000+ and receive 15% bonus shares + 10% off a pair of Gen I Glasses** + Innovega Hat

Tier 5 - Receive $20,000+ and receive 20% bonus shares + 20% off a pair of Gen I Glasses** Innovega Hat

Tier 6 - Receive $50,000+ and receive 25% bonus shares + In-person product demonstration + 50% off a pair of Gen I Glasses** + Innovega Hat

Tier 7 - Receive $100,000+ and receive 30% bonus shares + In-person product demonstration + FREE pair of Gen I Glasses** + Innovega Hat

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

**Contact our team at social@innovega.io to get your sales discount coupon. Must pre-order our Gen I Smart Glasses here (https://innovega.io/founder-series) within 30 days of investing in order to qualify for the sales discount.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Innovega Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $550.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, TTW Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Maximum Bonus Share Cap

The maximum number of shares offered in this offering may be increased as a result of bonus shares issued pursuant to the incentive programs described below. Bonus shares offered by the Company (i.e., time-based and amount-based and Venture Club and TTW and Loyalty bonuses combined) are capped at a maximum of 40% of the shares purchased in a single investment.

The Company and its Business

Company Overview

Innovega Inc. (or the "Company") specializes in developing next-generation smart glasses designed to help people with moderate to severe vision impairment reacquire functional sight, independence, and confidence in everyday life. By offering a lightweight, socially acceptable alternative to bulky, isolating low vision devices, the Company aims to serve a market of more than 295 million individuals globally living with moderate to severe vision loss (a population projected to approach 500 million by 2050).

Business Model

Innovega is assessing multiple revenue streams: (1) direct hardware sales to consumer of its Gen I smart glasses; (2) institutional sales through clinics, VA channels, and care organizations; (3) software and cloud-connected feature sales; (4) a vision-as-a-service subscription model; (5) a Gen II smart glasses plus disposable nano-optic contact lens system; and (6) licensing and partnerships. The Company has delivered on approximately $6M of government and industry-related contracts supporting broader applications of its technology. Longer-term platform opportunities include other medical applications, defense, public safety, enterprise, and entertainment. All systems will leverage aspects of AI-enabled visual assistance.

Intellectual Property

Innovega has filed more than 75 domestic and international patents covering smart glasses and nano-optic contact lens technology, and owns trade secrets related to material fabrication, process development, and software integration. This intellectual property extends beyond vision applications and specifically describes opportunities relating to hearing impairment.

Clinical and Regulatory Development of Generation II Contact lens and Eyewear

Innovega's device system, comprising proprietary smart glasses and contact lenses, is regulated by the U.S. Food and Drug Administration (FDA) as a medical device. The Company has completed multiple Phase I and Phase II FDA contact lens trials and continues to advance its regulatory program.

To date, Innovega has:

Completed Phase I toxicology and material safety studies, with no serious adverse events reported.

Conducted multiple Phase II feasibility and functional performance studies, including those assessing lens comfort, orientation stability, and visual acuity across a broad range of subjects.

Engaged in a Pre-Submission Conference with the FDA, which advised that the base lens be submitted through the 510(k) process to establish a regulatory predicate for later comparisons.

The Company continues to conduct Phase II trials for lens optimization on both the base lens and the display lens designs. The display lens has not yet entered Phase III trials, pending completion of a formal IDE submission to the FDA. Each clinical study has been conducted under Institutional Review Board (IRB) oversight, with approximately ten IRB-approved studies to date.

Innovega will work with a regulatory consultant and contract research organization to finalize its 510(k) premarket notification and plans to pursue IDE authorization for the advanced display lens in a subsequent phase of its development program.

Competitors and Industry

Competitors

Primary competitors include eSight, IrisVision, and Vision Buddy, which provide digital magnifiers in the form of goggles or VR-based headsets. Innovega differentiates itself with lightweight, wearable smart glasses offering real-time customizable vision enhancement, including zoom, brightness, contrast, and other vision clarity controls, in a form factor people can actually use throughout the day.

Industry Overview

The assistive technology market for visually impaired individuals is projected to see strong double-digit growth over the next decade. In the United States alone, there's an estimated $16,838 cost per person associated with low vision services, assistive technologies, and related support Existing solutions remain inadequate, creating a substantial opportunity for advanced wearable solutions like Innovega's. Consumer smart glasses from major technology companies are not being designed to improve functional vision, leaving a gap that Innovega is now on a commercial path to address.

Current Stage and Roadmap

Current Stage

Over the past 12 months, Innovega has accomplished a great deal. The Company has validated pre-market demand, receiving roughly 1000 reservations for its Gen I product, and generating approximately $360,000 in early product revenue based on 120 Founder Series pre-orders. Innovega achieved these orders and payments without paid advertising, and at approximately $3,000 per unit. Innovega has also entered into a manufacturing agreement with a leading Original Design Manufacturer (ODM), released purchase orders of approximately $1M in manufacturing-related financial commitments, and begun building its software platform based on guidance from those with expertise in accessibility, and from its community of low vision members. The Company recently presented at North America's 2026 Consumer Electronics Show, and has supported the establishing of a non-profit foundation that will assist low vision individuals in their search for novel technology and products.

By combining a built-in camera with a private display that can be adjusted in real time to the user's needs, Innovega's Gen I smart glasses are designed to help users read text, recognize faces, watch screens, improve contrast, zoom into objects, and navigate spaces more confidently. Testing by the College of Optometry at The Ohio State University supported our claims and published compelling results at ARVO, an international conference attended by clinicians and vision experts.

Future Roadmap

In the near-term,the Company aims to advance full-function, Gen I prototypes, continue along its regulatory submission pathway, drive collaboration with its manufacturing partners, further explore institutional sales channels (including the U.S. VA and other networks of clinics), and continue to develop its software ecosystem. Longer-term, Innovega plans to expand its eyewear solutions based on its Gen I platform, expand distribution into SE Asia and the UAE/Saudi Arabia, and will also begin leveraging its underlying platform technology for Gen II smart glasses and contact lenses.

The Team

Officers and Directors

Name: Stephen Raymond Willey

Stephen Raymond Willey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, President, Board Member
  Dates of Service: June, 2011 - Present
  Responsibilities: Stephen is Chief Executive Officer and President. He receives $187,200 in annual salary and owns

approximately 24.4% of the company's equity.

Other business experience in the past three years:

- Employer: Axion Ventures
  Title: Independent Board Member
  Dates of Service: October, 2016 - Present
  Responsibilities: Member of Board and of Audit Committee.

Name: Arthur Yasheng Zhang

Arthur Yasheng Zhang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
  Dates of Service: January, 2024 - Present
  Responsibilities: Arthur guides the go-to-market strategy in low vision and defines the product roadmap. Arthur earns annual salary of $250,000.

Other business experience in the past three years:

- Employer: Apple
  Title: Senior Manager
  Dates of Service: January, 2015 - December, 2023
  Responsibilities: Led Architecture, Systems Engineering, and Systems Infrastructure teams.

Other business experience in the past three years:

- Employer: Gridware
  Title: Senior Manager
  Dates of Service: January, 2015 - December, 2023
  Responsibilities: Led Systems Architecture team for the Vision Products Group.

Name: Jay Paul Marsh

Jay Paul Marsh's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Engineer
  Dates of Service: April, 2013 - Present
  Responsibilities: Chief Engineer role for the contact lens and eyewear development programs that support Low Vision opportunities.

Other business experience in the past three years:

- Employer: 3D Systems
  Title: Principal Design Engineer
  Dates of Service: December, 2023 - Present
  Responsibilities: Opto-mechanical design lead for laser based 3D Printer, government contract team leadership

Name: Vijay Raghavan

Vijay Raghavan's current primary role is with NLM Photonics. Vijay Raghavan currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director, Principal Financial Officer, Principal Accounting Officer
  Dates of Service: December, 2025 - Present
  Responsibilities: Vijay serves as a member of the Innovega board. Recently He accepted an active role as chairperson of Innovega's audit committee. Starting December 2025, Vijay has been providing services as company CFO

(fractional).

Other business experience in the past three years:

- Employer: NLM Photonics
  Title: CFO
  Dates of Service: January, 2024 - Present
  Responsibilities: Recruited during the SAFE/Seed round to provide strategic guidance to this silicon photonics startup, partnering with the executive team on fundraising, GTM strategy, financial planning, and long-range market analysis. Developed the company's valuation framework, revenue recognition policies, and first formal financial reports for board and investor presentations, while ensuring compliance with tax, financial reporting, CFIUS, and Export Control requirements. Continuing to support the team through the next fundraising round following a successful Series A in Q4 2024.

Other business experience in the past three years:

- Employer: AGC Biologics Inc
  Title: CFO
  Dates of Service: March, 2018 - December, 2023
  Responsibilities: Served as CFO of a global CDMO (segment of a Japanese public company), partnering with the CEO and Global Leadership Team to drive approximately 26% revenue growth and 25% EBITDA growth over five years while expanding from two to eight sites across the U.S., Europe, and Japan. Oversaw integrated global accounting and finance functions, managed external tax, audit, banking, and insurance relationships, and led three strategic M&A transactions including a reverse merger of a public Italian entity and two U.S. site acquisitions. Assumed additional responsibility for worldwide supply chain during COVID-19, leading procurement negotiations, business continuity planning, and global IT strategy.

Other business experience in the past three years:

- Employer: SEIU775 Benefits Group
  Title: CFO
  Dates of Service: May, 2024 - June, 2025
  Responsibilities: Led financial stewardship across a $500M endowment nonprofit supporting long-term care workers in Washington, Montana, and Alaska, establishing systems, processes, and reporting to support sound resource planning across health benefits, retirement, training, and workforce development verticals. Managed the finance and accounting department including the Director of Finance and external vendors, and collaborated with Legal, IT, and compliance functions to strengthen enterprise risk management and ensure adherence to applicable ethics, laws, and standards.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make

a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because they do not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales, and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products to those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseen costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. Competitors may be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, the Company's value will likely be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates,

and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Litigation
Mr. Stephen Willey, a director of the Issuer, was named in a civil lawsuit filed in 2021 by NextPlay Technologies in the U.S. District Court for the Western District of Washington. The allegations relate to Mr. Willey's former board service with Axion Ventures. A related proceeding in British Columbia, Canada—making overlapping allegations—was previously dismissed in Mr. Willey's favor. The court in that matter awarded special costs and concluded that the claims were not supported by the evidence, lacked merit, and were brought for improper purposes. The U.S. lawsuit was stayed in 2022 by agreement of the parties, and no action has been taken in the case since that time. In 2025, NextPlay Technologies entered Chapter 7 bankruptcy proceedings, which triggered an additional statutory stay of the case.

Our products are subject to FDA regulation, and a change in their regulatory classification could increase our costs
Our smart glasses (Gen 1) are expected to be regulated by the U.S. Food and Drug Administration (FDA) as a Class I medical device, which requires establishment registration and device listing under the FDA's general controls but does not require premarket clearance or approval. We intend to register our Gen 1 product with the FDA on that basis. Our contact lens (Gen 2) is expected to be regulated as a Class II device; the clearance pathway for that component is described in the following risk factor. We do not currently intend to develop an intraocular lens (IOL) or any other implantable, Class III device that would be subject to the FDA's Premarket Approval (PMA) process. Our Taiwan-based contract manufacturer is seeking an equivalent product classification from the applicable regulatory authorities in Taiwan. If that classification is not granted, we would need to introduce additional manufacturing complexity, including expanded documentation and good

manufacturing practice (GMP) controls, which would increase our costs and could adversely affect our margins, results of operations, and the return on your investment.

Our contact lenses will require FDA clearance before they can be sold.
The smart contact lens component of our system is regulated by the U.S. Food and Drug Administration (FDA) and is subject to a multi-step clearance process, including a 510(k) premarket notification for our base lens and a future Investigational Device Exemption (IDE) submission for our advanced display-enabled lens. There is no guarantee that the FDA will grant clearance, and any failure to do so could limit the availability of our full integrated vision system. However, our smart glasses are not regulated as a medical device and may be sold independently of the lenses.

Delays in clinical trials may impact our timeline for regulatory submission and the commercial availability of our lens system.
While we have completed human clinical testing on our base lens and are conducting additional studies to support future FDA submissions, the display-enabled lens has not yet entered Phase III trials. Any delay in completing these trials or obtaining necessary FDA clearances could impact our ability to commercialize the contact lens component of our product. However, these delays would not affect our ability to bring our smart glasses to market independently.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Stephen Willey	6,866,393	Common Stock	24.41%

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series A-3 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 500,718 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 17,535,208 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stockholders' Agreement

As a condition of investment, all purchasers of Common Stock in this offering will be required to become parties to the Company's Amended and Restated Stockholders' Agreement. This agreement includes provisions requiring stockholders to vote their shares in favor of designated director nominees, including two Officer Designees, one Common Designee, and one Series Seed Designee. It also provides contractual rights to certain stockholders, such as rights of first offer on future equity issuances in specified circumstances, and imposes voting obligations related to Board composition. These provisions may limit a stockholder's ability to independently influence governance and other corporate actions.

Dividends. Dividends as may be declared from time to time, pro rata with Preferred Stock on an as-converted basis.

Liquidation. A pro rata share of net assets upon liquidation after satisfaction of the Preferred Stock liquidation preference.

The total outstanding shares of Common Stock include issued RSAs.

The total amount outstanding includes 424,992 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 1,257,128 shares to be issued pursuant to stock options issued.

The total amount outstanding DOES NOT include 1,573,334 shares to be issued pursuant to stock options, reserved but unissued.

Please see the Company's Second Amended & Restated Certificate of Incorporation and Amended & Restated Stockholders' Agreement, attached to the Offering Circular as Exhibit F, for further information.

Series Seed Preferred Stock

The amount of security authorized is 3,518,238 with a total of 3,518,238 outstanding.

Voting Rights

One vote per share.

Material Rights

Holders of Series Seed Preferred Stock have the right to convert their shares into Common Stock at any time on a 1:1 basis, subject to adjustment for stock splits, dividends, and similar events. These shares also carry a liquidation preference equal to the original purchase price per share (as defined in the Company's certificate of incorporation), ranking pari passu with other series of Preferred Stock. Dividends are non-cumulative and payable only if declared by the Board, in common with holders of Common Stock on an as-converted basis.

Series A-1 Preferred Stock

The amount of security authorized is 5,000,000 with a total of 2,572,239 outstanding.

Voting Rights

One vote per share.

Material Rights

Holders have the right to convert their shares into Common Stock at the applicable conversion price (initially 1:1, subject to adjustment). They are entitled to a liquidation preference equal to the original issue price per share. These shares participate pari passu with other Preferred series. Anti-dilution protections may apply under certain circumstances. Dividends are non-cumulative and payable only if and when declared.

Series A-2 Preferred Stock

The amount of security authorized is 1,610,514 with a total of 1,610,514 outstanding.

Voting Rights

One vote per share.

Material Rights

Convertible into Common Stock at a fixed ratio (initially 1:1). Carries a liquidation preference equal to the purchase price per share, ranking pari passu with other Preferred series. Dividends are non-cumulative and payable if declared, alongside Common on an as-converted basis.

Series A-3 Preferred Stock

The amount of security authorized is 1,123,787 with a total of 1,123,787 outstanding.

Voting Rights

One vote per share.

Material Rights

Convertible into Common Stock at an initial conversion rate of 1 share of Preferred to approximately 1.022 shares of Common (subject to adjustment). Carries a liquidation preference equal to the original issue price per share. Participates pari passu with other Preferred Stock. Non-cumulative dividends payable if and when declared.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options,

by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock, or by the conversion of convertible notes currently being offered by the Company under Regulation D, which may convert during this Regulation CF raise if certain fundraising thresholds are met. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Please see the Company's Securities and Risk Factors sections of the offering circular for further information.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Preferred Share plus Common Share Warrant
  Type of security sold: Equity
  Final amount sold: $1,025,000.00
  Number of Securities Sold: 1,049,958
  Use of proceeds: (349,986 Preferred A-1 and 699,972 Common Shares) Clinical and regulatory expenses, research and development, general and administrative expenses, business development
  Date: September 30, 2024
  Offering exemption relied upon: 501(c) Reg D

- Type of security sold: Convertible Note
  Final amount sold: $950,000.00
  Use of proceeds: Research and development, general and administrative expenses
  Date: June 25, 2025
  Offering exemption relied upon: 506(c). These Convertible Notes (including accrued interest) are no longer outstanding, They converted into 488,032 shares of Common Stock.

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $2,827,680.00
  Number of Securities Sold: 1,159,599
  Use of proceeds: Research and development, working capital, sales and marketing, general and administrative, clinical testing and regulatory consulting
  Date: March 30, 2026
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 9,425
  Use of proceeds: N/A
  Date: March 30, 2026
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2024 was $0, compared to $0 in fiscal year 2025.

Revenue remained flat at $0 year over year. The Company has not entered into any revenue-generating licensing, distribution, or fee-based arrangements during either period and continues to operate on a pre-revenue basis while it advances its iOptik® contact lens and display eyewear platform toward commercialization.

Cost of Sales

Cost of sales for fiscal year 2024 was $0, compared to $0 in fiscal year 2025.

Cost of sales remained flat at $0 year over year. The Company has not commenced commercial production or sales of its products and therefore has incurred no associated cost of goods sold in either period.

Gross Margins

Gross margin for fiscal year 2024 was $0 (0%), compared to $0 (0%) in fiscal year 2025.

Gross margin was unchanged year over year, consistent with the Company's continued pre-revenue status in both periods.

Expenses

Expenses for fiscal year 2024 were $1,975,134 in the aggregate, compared to approximately $2,464,000 in the aggregate for fiscal year 2025, an increase of approximately 25%.

The increase was driven primarily by higher stock-based compensation recognized in 2025, most notably because the majority of 2024's stock-based compensation was not recorded until December of that year, creating an unusually low comparison base. Continued spending on research and development for the Company's iOptik® contact lens program and ongoing general and administrative overhead also contributed to the year-over-year increase.

Historical results and cash flows:

The Company is currently in the research and development stage and is pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company has not yet commercialized its smart contact lens and display eyewear technology and expects future revenue, if any, to derive from technology licensing arrangements not yet in place. Past cash was primarily generated through equity investments, including sales of preferred and common stock, and through promissory notes, SAFEs, and convertible note offerings, including shareholder loans from officers and directors. Our goal is to secure one or more licensing agreements for our iOptik® contact lens and display eyewear platform that generate recurring royalty or fee-based revenue. Because the Company has not yet commenced principal operations or generated product revenue, its historical cash flows are not representative of what is expected in the future once, and if, licensing revenue commences.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 27, 2026, the Company has capital resources available in the form of $406,871 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support commercialization of Innovega's smart glasses platform and given the Company's negative operating cash flows, to fund general working capital needs.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Based on the Company's current monthly "fixed" cash burn rate of approximately $120,000, and cash on hand of $406,871, absent additional financing the Company's existing cash would fund approximately three months of operations. If the Company raises the minimum offering amount, we anticipate the Company will be able to extend its operating runway meaningfully beyond this baseline, with proceeds directed primarily toward personnel costs, research and development supplies, and outstanding accounts payable and accrued liabilities.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately twelve months or more from the date of this filing, based on the current monthly "fixed" burn rate of approximately $120,000 for expenses related to salaries and personnel costs, research and development activities associated with our iOptik contact lens program, and general and administrative overhead.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: Various third-party noteholders (nine promissory notes)
  Amount Owed: $1,462,500.00
  Interest Rate: 12.0%
  Maturity Date: September 30, 2026
  Detachable warrants issued in connection with the notes, totaling 225,000 warrants at a $0.001 exercise price. Interest rate is 12%, with a default rate of 24% per annum.

- Creditor: Stephen Willey
  Amount Owed: $500,000.00
  Interest Rate: 12.0%
  Maturity Date: September 30, 2026
  Related-party promissory notes; accrued but unpaid interest of approximately $55,060

- Creditor: Vijay Raghavan
  Amount Owed: $35,000.00
  Interest Rate: 12.0%
  Maturity Date: September 30, 2026
  Related-party promissory notes; accrued but unpaid interest of approximately $4,958

Related Party Transactions

- Name of Person: Stephen Willey
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $500,000 in outstanding promissory notes
  Material Terms: 12% simple annual interest; accrued but unpaid interest of approximately $55,060

- Name of Person: Vijay Raghavan
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $35,000 in outstanding promissory notes
  Material Terms: 12% annual interest; accrued but unpaid interest of approximately $4,958

- Name of Person: Stephen Willey and the Company's former Chief Clinical and Regulatory Officer
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $1,367,729 in accrued deferred compensation and compensation time,

classified as a long-term liability since the Company does not expect to pay out these amounts within the next twelve months
Material Terms: No additional material terms beyond the deferred compensation arrangement itself

Valuation

Pre-Money Valuation: $147,122,239.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation was calculated on a fully diluted basis. In making this calculation, we have assumed:(i) all preferred stock is converted to common stock; and (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised.

In making this calculation the Company has not assumed that any shares reserved for issuance are issued.

See conversion ratios of preferred stock:

Series A-1 Preferred (1x Liq Pref; 1.029x conversion ratio)

Series A-2 Preferred (1x Liq Pref; 1.017x conversion ratio)

Series A-3 Preferred (1x Liq Pref; 1.022x conversion ratio)

Series Seed Preferred (1x Liq Pref; 1.027x conversion ratio)

Use of Proceeds

If we raise the Target Offering Amount of $19,998.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Research & Development
  25.0%
  Supports continued innovation, including further product development, software enhancements, and AI integration for vision assistance.

- Sales & Marketing
  10.0%
  Corporate marketing activities

- G&A
  25.0%
  Usual general and administration expenses plus one-time expenses relating to raising new funds based on the planned investment campaign

- Clinical testing, Regulatory consulting
  5.0%
  Supports costs associated with FDA approvals, clinical trials, and compliance with global regulatory standards.

- Working Capital
  26.5%
  Provides flexibility for operational expenses, hiring key personnel, and sustaining business operations during commercialization. We also plan to use funds to expand some key part time employees to full time employees.

If we raise the over allotment amount of $2,753,949.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Research & Development
  25.0%
  Supports continued innovation, including further product development, software enhancements, and AI integration for vision assistance.

- Sales & Marketing

10.0%
Corporate marketing activities

- G&A
  25.0%
  Usual general and administration expenses plus one-time expenses relating to raising new funds based on the planned investment campaign

- Clinical testing, Regulatory consulting
  5.0%
  Supports costs associated with FDA approvals, clinical trials, and compliance with global regulatory standards.

- Working Capital
  26.5%
  Provides flexibility for operational expenses, hiring key personnel, and sustaining business operations during commercialization. We also plan to use funds to expand some key part time employees to full time employees.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://innovega.io/ (https://innovega.io//investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/innovega-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Innovega Inc.

[See attached]

Item 7. FINANCIAL STATEMENTS.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Innovega Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Innovega Inc. (the "Company") as of December 31, 2025 and 2024, the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's net losses, cash flows used in operations, and the lack of revenue generating activities raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbb*mckennon*

We have served as the Company's auditor since 2025.
PCAOB #3501
San Diego, California
July 8, 2026

Innovega Inc.
Balance Sheets

	As of December 31 2025	As of December 31 2024
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 99,708	$ 122,255
Other current assets	158,545	4,950
Total current assets	258,253	127,205
Property and equipment, net	104,382	183,478
Intangible assets, net	1,303,071	1,228,466
Right of use asset - operating	168,065	300,818
Other assets	935	15,935
Total assets	$ 1,834,706	$ 1,855,902
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES		
Accounts payable	$ 951,995	$ 747,352
Accrued expenses	207,987	136,052
Accrued interest, related parties	92,090	56,571
Accrued interest	574,471	404,568
Notes payable, current	1,512,500	1,462,500
Notes payable, related parties, current	535,000	320,000
Convertible notes payable, net of debt discount of $0, and $211,057	-	211,057
Right-of-use liability - operating	101,562	88,014
Derivative liability	-	90,000
Total current liabilities	3,975,605	3,516,114
LONG-TERM LIABILITIES		
Accrued deferred wages and compensation time	1,367,729	1,367,729
Right-of-use liability - operating, net of current	18,586	120,148
Total liabilities	5,361,920	5,003,991
Commitments and contingencies	-	-
STOCKHOLDERS' DEFICIT		
Series Seed Preferred Stock, $0.0001 par value, 3,518,238 authorized and outstanding at December 31, 2025, and December 31, 2024	352	352
Series A-1 to A-3 Preferred Stock, $0.0001 par value, 7,734,301 authorized and 5,299,487 outstanding at December 31, 2025, and 7,734,301 authorized and 5,299,487 outstanding at December 31, 2024	530	530
Common Stock, $0.0001 par value, 50,000,000 authorized and 13,647,649 outstanding at December 31, 2025, 50,000,000 authorized and 11,403,209 outstanding at December 31, 2024	1,364	1,140
Additional paid-in capital	22,604,697	18,962,221
Accumulated deficit	(26,134,157)	(22,112,332)
Total stockholders' deficit	(3,527,214)	(3,148,089)
Total liabilities, and stockholders' deficit	$ 1,834,706	$ 1,855,902

See accompanying notes to financial statements

Innovega Inc.
Statements of Operations

	Year Ended December 31 2025	Year Ended December 31 2024
REVENUE	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
OPERATING EXPENSES		
Research and development	1,608,345	948,121
Sales and marketing	322,187	98,285
General and administrative expenses	1,659,454	928,728
Operating loss	(3,589,986)	(1,975,134)
Other income	918	2,927
Gain on debt extinguishment	114,162	-
Interest expense	(546,919)	(755,294)
Total other expense	(431,839)	(752,367)
LOSS BEFORE INCOME TAXES	(4,021,825)	(2,727,501)
INCOME TAXES	-	-
NET LOSS	$ (4,021,825)	$ (2,727,501)
Weighted average common shares outstanding:		
Basic	12,007,028	11,572,222
Diluted	12,007,028	11,572,222
Net loss per common share		
Basic	$ (0.33)	$ (0.24)
Diluted	$ (0.33)	$ (0.24)

See accompanying notes to financial statements

Innovega Inc.
Statements of Stockholders' Deficit
For the Years Ended December 31, 2025 and December 31, 2024

	Common Shares		Preferred Shares		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2023	10,555,304	$ 1,055	8,584,401	$ 859	$17,380,405	$ (19,384,831)	$ (2,002,512)
Proceeds from sale of preferred stock and warrants, net	-	-	233,324	23	699,977	-	700,000
Stock-based compensation	-	-	-	-	612,174	-	612,174
Common stock issued to landlord	50,000	5	-	-	48,495	-	48,500
Vesting of RSAs	497,917	50	-	-	(50)	-	-
Issuance of warrants for debt issuance costs	-	-	-	-	218,250	-	218,250
Exercise of warrants	299,988	30	-	-	2,970	-	3,000
Net loss	-	-	-	-	-	(2,727,501)	(2,727,501)
Balance at December 31, 2024	11,403,209	$ 1,140	8,817,725	$ 882	$18,962,221	$ (22,112,332)	$ (3,148,089)
Issuance of common stock in Reg CF offering	514,993	51	-	-	1,205,297	-	1,205,348
Offering costs in Reg CF offering	-	-	-	-	(401,659)	-	(401,659)
Conversion of notes, accrued interest and derivative liabilities to common stock	488,032	49	-	-	1,146,826	-	1,146,875
Exercise of pre-funded warrants	33,332	3	-	-	330	-	333
Stock-based compensation	1,208,083	121	-	-	1,691,682	-	1,691,803
Net loss	-	-	-	-	-	(4,021,825)	(4,021,825)
Balance at December 31, 2025	13,647,649	$ 1,364	8,817,725	$ 882	$22,604,697	$ (26,134,157)	$ (3,527,214)

See accompanying notes to financial statements

Innovega Inc.
Statements of Cash Flows

	Year Ended December 31, 2025	Year Ended December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (4,021,825)	$ (2,727,501)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock based compensation	1,691,803	612,174
Depreciation and amortization	163,535	156,732
Impairment of intangible assets	-	3,865
Amortization of debt discount and additional interest	239,112	382,307
Gain on conversion of convertible notes	(114,162)	-
Changes in operating assets and liabilities:		
Other current assets	(153,595)	7,565
Other assets	15,000	104,866
Right-of-use asset and liability	44,739	(64,022)
Accounts payable	204,644	71,264
Accrued expenses	71,935	28,650
Accrued interest	254,209	316,722
Accrued interest, related parties	35,519	44,472
Accrued and deferred wages	-	18,625
Net cash used in operating activities	(1,569,086)	(1,044,281)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of intangible assets	(159,044)	(183,323)
Net cash used in investing activities	(159,044)	(183,323)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of notes payable	100,000	150,000
Repayments of notes payable	(50,000)	-
Proceeds from issuance of notes payable, related parties	225,000	120,000
Repayments of notes payable, related parties	(10,000)	-
Proceeds from issuance of convertible notes payable	650,000	287,000
Proceeds from sale of preferred stock and warrants, net	-	700,000
Payment of debt issuance costs	(13,438)	-
Proceeds from sale of common stock, net	803,689	-
Proceeds from exercise of warrants	333	3,000
Net cash provided by financing activities	1,705,584	1,260,000
Change in cash and cash equivalents	(22,547)	32,396
Cash and cash equivalents, beginning of year	122,255	89,859
Cash and cash equivalents, end of year	$ 99,708	$ 122,255
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Non-cash investing and financing activities:		
Conversion of convertible notes, accrued interest and derivative liabilities to common stock	$ 1,146,875	$ -
Derivative liability from conversion feature of convertible notes	$ 188,000	$ 90,000
Issuance of shares in lease modification	$ -	$ 48,500
Warrants issued with notes	$ -	$ 218,250

See accompanying notes to financial statements

Innovega Inc.
Notes to the Financial Statements
As of and For the Years Ended December 31, 2025 and 2024

Note 1 – Organization and Basis of Presentation

Organization – Innovega Inc. (the "Company") was incorporated in the state of Delaware. The Company's smart glasses combine high-resolution cameras, microdisplays, and proprietary lens technology to help visually-impaired and legally blind individuals achieve visual performance approaching that of normal sight. Lightweight and built for everyday use, the system is designed for all-day wear and real-world functionality. The Company also designs and develops contact lenses and display eyewear for virtual reality and augmented reality applications for the leisure and professional markets.

Basis of presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and reflect all adjustments that, in the opinion of the Company's management, are necessary for a fair presentation of the financial position and results of operations for the years ended December 31, 2025 and 2024.

Certain risks and uncertainties – The Company operates in a highly regulated environment. The Company's business also involves inherent risks, which include, among others, dependence on key personnel, reliance on single source vendors, availability of raw materials, and patentability of the Company's products under development and liquidity constraints. Any of the technologies covering the Company's existing products under development could become obsolete or diminished in value by discoveries and developments of other organizations. The Company has not yet commenced principal operations. There is a risk that the Company does not successfully secure sufficient funding or assets required to commence principal operations.

Going Concern - The Company's financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. However, the Company has generated no revenues and has accumulated losses to date. The Company does not currently have any revenue generating operations. These conditions, among others, raise substantial doubt about the ability of the Company to continue as a going concern. From inception through December 31, 2025, the Company has financed its operations through debt and equity financings, as it has not generated any revenues from product sales to date. It has incurred losses since inception, has an accumulated deficit of $26,134,157 at December 31, 2025, and will require additional capital through the issuance of debt or equity securities to finance the continued development of the business.

In view of these matters, continuation as a going concern is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financial requirements, raise additional capital, and the success of its future operations. The financial statements do not include any adjustments to the amount and classification of assets and liabilities that may be necessary should the Company not continue as a going concern.

Management plans to fund operations of the Company through convertible notes, advances from existing shareholders, a regulation CF offering and an initial public offering until such a time as a business combination or other profitable investment may be achieved. There are no written agreements in place for such funding or issuance of securities and there can be no assurance that such will be available in the future.

Innovega Inc.
Notes to the Financial Statements
As of and For the Years Ended December 31, 2025 and 2024

Note 2 – Summary of Significant Accounting Policies

Use of estimates – The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments – The Company's financial instruments consist of cash, cash equivalents, accounts payable and deferred offering costs. The fair value of the Company's financial instruments approximates their recorded values due to the short-term maturities of these financial instruments.

The Company establishes the fair value of its assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The current accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities. This includes all cash and cash equivalents, accounts payable, notes payable and other liabilities. The Company believes that the amounts on the Company's balance sheet reasonably reflect the fair market value of all assets and liabilities.

Level 2 – Quoted prices for similar assets or liabilities in active markets or inputs that are observable.

Level 3 – Inputs that are unobservable. This includes the valuation of the Company's restricted stock awards as discussed in Note 7, and common stock and warrants issued as discussed in Note 7.

Derivative Financial Instruments – The Company evaluates its convertible notes and other financing instruments for the existence of derivative features, including embedded conversion features that are not clearly and closely related to the host instrument. Convertible notes that contain variable-rate conversion features, whereby the conversion price is determined by reference to a future financing price subject to a discount, are not considered indexed to the Company's own stock and are therefore bifurcated from the host instrument and recorded as derivative liabilities at fair value. The Company measures derivative liabilities at fair value on a recurring basis, with changes in fair value recognized in the statement of operations in each reporting period.

The fair value of derivative liabilities is classified as Level 3 within the fair value hierarchy, as the determination requires significant unobservable inputs, including estimated probability and timing of a qualifying financing event, the expected conversion discount, volatility, and risk-free interest rates. The Company uses a probability-weighted pricing model to estimate fair value.

Derivative Liability – The Company's convertible notes issued during 2024 and 2025 contain variable conversion features whereby the conversion price is determined as a discount to the price per share in a future qualified financing event of not less than $1,000,000. Because the conversion price is not fixed and determinable at issuance, these features are not considered indexed to the Company's own stock under ASC 815-40. Accordingly, the embedded conversion features have been bifurcated from the host debt instruments and recorded as derivative liabilities measured at fair value on a recurring basis.

The following table presents the roll forward of the derivative liability for the year ended December 31, 2025:

		Amount
Balance at December 31, 2024	$	90,000
Convertible Notes conversion		188,000
Settlements / conversions		(278,000)
Balance at December 31, 2025	**$**	**-**

Cash and cash equivalents – Cash and cash equivalents include highly liquid investments with an original maturity of three months or less on the date of purchase.

Concentration of credit risk – Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, which are held with financial institutions in amounts that may exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents since inception.

Innovega Inc.
Notes to the Financial Statements
As of and For the Years Ended December 31, 2025 and 2024

Property and equipment, net – Property and equipment are stated at cost, net of depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Laboratory equipment is depreciated over a five-year life, computer equipment is depreciated over a three to five-year life, and furniture and fixtures are depreciated over a seven-year life. Leasehold improvements are stated at cost, net of amortization and amortized using the straight-line method over the remaining lease term.

Intangible assets, net – Intangible assets are stated at cost, net of amortization. It is the Company's policy to capitalize patent filing and prosecution fees for patents for which the Company believes it will receive an economic benefit. Intangible assets consist primarily of patent filing fees (Note 4). Intangible assets are amortized using the straight-line method over their useful lives of up to 20 years.

Impairment of long-lived assets – The Company reviews the carrying value of long-lived assets used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others.

There were no impairments recorded for the year ended December 31, 2025. For the year ended December 31, 2024, the Company wrote down the value of intangible assets related to a certain patent recognizing a loss of $3,865.

Research and development costs – All research and development costs are charged to expense as incurred. Research and development costs primarily consist of salaries and benefits of scientific and engineering staff, office expenses for research facilities, research supplies, materials, consultants, stock-based compensation and amortization of intangible assets.

The majority of historical costs are associated with contact lens development. When costs are incurred to develop deliverables to meet terms of customer contracts, expenses are captured in appropriate detail to ensure proper assignment to financial accounts. Financial records reflect a level of detail that indicates project profitability and how money is expended. For internal, non-customer projects, expenses are captured under expense accounts that provide transparency to key cost centers of the research and development department.

Revenue recognition – The Company has historically derived its revenue primarily from contracts.

The Company recognizes revenue when all of the following conditions have been satisfied:

- There is persuasive evidence of an arrangement
- The performance obligations under the contract have been identified
- The service has been or is being provided to the customer
- The collection of the related fees is reasonably assured
- The amount of the related fees to be paid by the customer is fixed and determinable

Innovega Inc.
Notes to the Financial Statements
As of and For the Years Ended December 31, 2025 and 2024

The Company had revenue for the years ended December 31, 2025 and 2024 of $0 and $0, respectively.

Sales and advertising expense – The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2025 and 2024 were approximately $99,429 and $5,177, respectively.

Operating Leases – Operating lease assets and liabilities are recognized for leases with lease terms greater than 12 months based on the present value of the future lease payments over the lease term at the commencement date. Operating leases are included on the balance sheet. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. The Company accounts for substantially all lease and related non-lease components together as a single lease component. Operating lease expense is recognized on a straight-line basis over the lease term.

Lease payments – Management has elected to separate non-lease components. Accordingly, common area maintenance expenses and taxes are charged to expense in the year incurred.

Income taxes – The Company records deferred tax assets and liabilities resulting from temporary and permanent differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements that will result in taxable deductions or income in future years. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the year of change. A valuation allowance is established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Stock-based compensation – Compensation costs related to equity instruments, including stock options and restricted stock awards granted are valued at the grant-date fair value of the awards and recognized over the vesting period or over expected performance periods of the instrument. Additionally, the Company accounts for forfeitures as they occur. No related tax benefits of the stock-based compensation costs have been recognized since the Company's inception.

Equity instruments awarded to non-employees are recognized as the underlying awards vest, except for instruments that are fully vested, immediately exercisable, and non-forfeitable on the date of grant.

The Company generally grants stock options to purchase common stock with exercise prices equal to the value of the underlying stock, as determined by the Board of Directors on the date the equity award was granted. In determining the grant-date fair market value of the Company's common stock, the Board of Directors considers a number of factors, including contemporaneous third-party valuations, historical and projected operating results, the risks and uncertainties facing the Company, the rights and preferences of preferred stockholders, recent financing transactions, and the lack of marketability and liquidity of the Company's common stock.

The fair value of restricted stock awards granted to employees and non-employees during the year ended December 31, 2025 was estimated on the date of grant valued at $0.97 per share. During the year ended December 31, 2025, the Company granted restricted stock awards to employees and non-employees totaling $1,127,843.

In accounting for stock-based compensation with performance conditions, the Company assesses the probability that performance conditions will be achieved and, if probable, compensation cost is accrued and recognized ratably over the estimated service period to achieve the performance conditions. If the Company assesses that it is not probable the performance conditions will be achieved, no compensation cost is recognized.

Earnings per share attributable to common stockholders - Basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding during the years ended December 31, 2025 and 2024. Diluted net income per share attributable to common shareholders is computed by dividing net income by the weighted-average number of common shares outstanding during the years ended December 31, 2025 and 2024 and potentially dilutive instruments, including stock options, restricted stock awards, preferred stock, convertible notes, except in cases where the effect of the common stock equivalent would be anti-dilutive. Pre-funded warrants totaling 558,320 shares are included in the calculation of basic and diluted loss per share for the year ended December 31, 2025.

Innovega Inc.
Notes to the Financial Statements
As of and For the Years Ended December 31, 2025 and 2024

All potentially dilutive shares are considered anti-dilutive for the years ended December 31, 2025 and 2024 due to the Company's net loss.

The potential dilutive effects of converting all outstanding instruments are outlined below.

	2025	2024
Preferred stock	9,045,110	9,045,110
Stock options	2,033,753	2,113,753
Restricted stock awards	1,526,983	775,000

Convertible notes and convertible preferred stock - When the Company issues convertible debt or convertible preferred stock, the Company evaluates the balance sheet classification to determine whether the instrument should be classified either as debt or equity, and whether the conversion feature should be accounted for separately from the host instrument. A conversion feature of a convertible debt instrument or certain convertible preferred stock would be separated from the convertible instrument and classified as a derivative liability if the conversion feature, were it a standalone instrument, meets the definition of an "embedded derivative" in ASC 815, *Derivatives and Hedging.* Generally, characteristics that require derivative treatment include, among others, when the conversion feature is not indexed to the Company's equity, as defined in ASC 815-40, or when it must be settled either in cash or by issuing stock that is readily convertible to cash. When a conversion feature meets the definition of an embedded derivative, it would be separated from the host instrument

Recent Accounting Pronouncements

The following recently issued accounting pronouncements have been adopted or are being evaluated by the Company:

Adopted in the Current Period

ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. Specifically, the ASU requires public entities to disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss. The ASU also requires entities with a single reportable segment to provide all disclosures required under ASC 280, including the newly required expense disclosures.

The amendments are effective for public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The standard requires retrospective application to all prior periods presented.

The Company adopted ASU 2023-07 effective January 1, 2024 on a retrospective basis. The adoption of this standard did not change the Company's identified reportable segments or the measure of segment profit or loss reported to the CODM; however, it resulted in additional disclosures regarding significant segment expenses and other segment items. All prior period segment information presented herein has been recast to conform with the current period presentation.

Innovega Inc.
Notes to the Financial Statements
As of and For the Years Ended December 31, 2025 and 2024

The Company's Chief Operating Decision Maker ("CODM"), who has been identified as the Chief Executive Officer, reviews financial information at the consolidated level for the purposes of evaluating business performance, making operating decisions, and allocating resources. Accordingly, the Company has determined that the Company operates a single segment. Because the CODM reviews the operating results and manages the business performance strictly at the consolidated financial statement level, the segment profit measure utilized by the CODM is consolidated Net Income. The significant segment expense categories evaluated by the CODM are identical to the functional operating expense line items presented directly in the Statement of Operations. These include:

- Cost of Revenue
- Research and Development
- Sales and Marketing
- General and Administrative

Because these segment expense amounts are fully disclosed on the face of the Statement of Operations, the Company has referenced those totals here to avoid duplication. There are no additional significant segment expenses reviewed by the CODM that are not otherwise disaggregated in the financial statements.

Early Adoption in the Current Period

ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this ASU enhance the transparency and decision usefulness of income tax disclosures. The ASU requires entities to provide greater disaggregation of information in the rate reconciliation and to disclose income taxes paid (net of refunds received) disaggregated by federal, state, and foreign jurisdictions. For public business entities, the standard is effective for annual periods beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued. For entities other than public business entities, the standard is effective for annual periods beginning after December 15, 2025. The ASU may be applied on a prospective basis, with retrospective application permitted.

The Company elected to early adopt ASU 2023-09 effective January 1, 2025 on a prospective basis. The adoption of this standard resulted in additional disclosures in the income tax footnote, including an expanded rate reconciliation and disaggregated income taxes paid by jurisdiction. The adoption did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows. See Note 9 – Income Taxes for the required disclosures.

Standards Not Yet Adopted

Management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company's financial statement presentation or disclosures.

Innovega Inc.
Notes to the Financial Statements
As of and For the Years Ended December 31, 2025 and 2024

Note 3 – Property and Equipment, Net

Property and equipment consist of the following at December 31, 2025 and 2024:

	2025	2024
Computer equipment and software	$ 87,934	$ 87,934
Laboratory equipment	358,382	358,382
Office equipment	15,406	15,406
Furniture and fixtures	36,800	36,800
Leasehold improvements	46,056	46,056
Less accumulated depreciation	(440,196)	(361,100)
	$ 104,382	$ 183,478

Depreciation expense related to property and equipment for the years ended December 31, 2025 and 2024, was $79,096 and $82,912, respectively.

Note 4 – Intangible Assets, Net

Intangible Assets consist of the following at December 31, 2025 and 2024:

	2024	Additions	Disposals	2025
Capitalized patent filing fees	$ 1,631,461	$ 159,044	$ -	$ 1,790,505
Less accumulated amortization	(402,995)	(84,439)	-	(487,434)
	$ 1,228,466	$ 74,605	$ -	$ 1,303,071

The Company has determined the patent filing fees to have an original useful life of 20 years based upon the estimated period the Company will obtain future economic benefit from the related patents. The Company capitalized $159,044 and $188,136 in patent filing fees for the years ended 2025 and 2024, respectively. Amortization expense was $86,178 and $78,660 for the years ended 2025 and 2024, respectively.

Estimated amortization expense related to intangible assets for the years ending December 31 are as follows:

2026	$ 83,254
2027	83,254
2028	83,254
2029	83,254
2030	83,258
Thereafter	828,942
	$ 1,145,212

Innovega Inc.
Notes to the Financial Statements
As of and For the Years Ended December 31, 2025 and 2024

Note 5 – Notes Payable

Between 2022 and 2025, the Company entered into a series of promissory note agreements (the "Notes") with various third-party investors. The Notes were issued with an aggregate principal amount totaling $1,512,500 and originally had maturity dates ranging from September 30, 2025 through December 31, 2025. The Notes' interest rates were renegotiated to 12% for all the loans with a maturity date ranging from September 2026 to December 2026.

In addition, the Company issued detachable warrants to purchase shares of its common stock. The warrants were issued with exercise prices of $0.001 per share and with expiration terms of 5 years from the respective issuance dates. 225,000 warrants were issued in connection with various 2024 notes. The Company recognized a value of $218,250 in 2024 which was based on an estimated fair market value of the Company's common stock due to the immaterial exercise price.

The issuance of the Notes and warrants was evaluated under ASC 470-20 and ASC 815. The Company allocated the proceeds from each issuance to the warrants first, as the insignificant exercise price was deemed in tandem to a share of common stock at the time of issuance, creating a discount of $218,250. Additionally, some of the Notes include a premium repayment between 50% and 100% which created an additional discount of $262,500. This discount is being accreted over the respective terms of the Notes using the straight-line method.

As of December 31, 2025, the unamortized balance of the debt discount was $0, and the net carrying value of the Notes was $1,512,500. Interest expense related to the amortization of the discount for the year ended December 31, 2025 was $0. In year ended 2024, the interest expense amortization of the discount was $368,250.

As of December 31, 2025, the Company had twelve Notes from the CEO totaling $500,000: one issued in 2020 for $100,000, two in 2021 for $100,000, and three in 2024 for $75,000 and six in 2025 for $255,000. All Notes carry a 12% annual interest rate with interest expense of $43,300 and $38,696 for the years ended December 31, 2025, and 2024, respectively. Accrued interest due on these notes was $40,779 As of December 31, 2025. The notes mature on September 30, 2026.

As of December 31, 2025, the Company had three Notes from a member of the Company's board, totaling $35,000 issued in 2024. The Notes accrued interest of $4,364 and $2,875 for the years ended December 31, 2025, and 2024, respectively. Accrued interest due on these notes was $4,899 As of December 31, 2025. The notes mature on September 30, 2026.

Note 6 – Convertible Notes

During 2024, the Company issued convertible notes for cash proceeds of $300,000. The convertible notes bear interest at a stated rate of 12% per annum. Principal and accrued interest are due twelve months from the date of issuance unless previously converted, repaid, or extended. The notes are convertible upon the occurrence of a Qualified Equity Financing.

The Convertible Notes are automatically convertible if the Company consummates, prior to the maturity date, an equity financing pursuant to which it issues and sells shares of preferred stock or common stock with aggregate gross proceeds of at least $1,000,000 (a "Qualified Equity Financing"). Upon a Qualified Equity Financing, the outstanding principal and accrued interest automatically convert into shares of the Company's common stock at a conversion price reflecting either a 20% or 30% discount to the price paid by investors in the Qualified Equity Financing. The applicable discount is determined based on whether the holder qualifies as a Qualified Early Investor.

The Company identified an embedded conversion feature within the convertible notes that qualified as a derivative instrument under ASC 815, Derivatives and Hedging. Accordingly, the Company bifurcated the embedded derivative and recorded a derivative liability at fair value upon issuance. The fair value of the derivative liability was determined using a Differential Valuation Approach that compared the value of the note with and without the embedded conversion feature.

As of December 31, 2024, the derivative liability associated with the convertible notes was $90,000. The Company recorded a corresponding debt discount of $90,000 and recognized non-cash interest expense of $14,057 related to the amortization of debt discounts during 2024. The remaining unamortized debt discount totaled $88,943 as of December 31, 2024, which is being amortized using the straight-line method over the term of the agreement.

During 2025, the Company issued additional convertible notes with aggregate principal proceeds of $650,000 and incurred issuance costs of approximately $13,438. The Company evaluated the conversion features of the additional notes and recorded an additional derivative liability and corresponding debt discount of $188,000. As a result, the aggregate derivative-related debt discount associated with all outstanding convertible notes increased during 2025. The Company recognized $239,112 of non-cash interest expense through the amortization of debt discounts and issuance costs through the conversion date as noted below.

During October 2025, the Company consummated a Qualified Equity Financing as defined in the note agreements. As a result, all outstanding convertible notes, accrued interest, and related derivative liabilities automatically converted into shares of the Company's common stock in accordance with the contractual conversion provisions. In connection with the conversion, aggregate principal balances of approximately $950,000 accrued interest of $84,306, and derivative liabilities of $278,000 were exchanged for 488,032 shares of common stock. At the conversion date, the notes had remaining

unamortized debt discounts of $51,269. The Company recognized a gain on extinguishment of debt of $114,162 during 2025 related to the conversion transaction.

Interest expense related to the convertible notes, including amortization of debt discounts and issuance costs, totaled $249,519 during 2025 through the conversion date. As of December 31, 2025, there were no outstanding convertible notes, accrued interest balances, derivative liabilities, or related debt discounts.

Innovega Inc.
Notes to the Financial Statements
As of and For the Years Ended December 31, 2025 and 2024

Note 7 – Stockholders' Deficit

Preferred Stock

The following is a summary of terms for the preferred stock as of December 31, 2025:

	Shares Authorized	Issued and Outstanding Shares
Series A-1 Preferred Stock	5,000,000	2,565,186
Series A-2 Preferred Stock	1,610,514	1,610,514
Series A-3 Preferred Stock	1,123,787	1,123,787
Series Seed Preferred Stock	3,518,238	3,518,238
Undesignated (authorized Preferred—none issued)	5,000,000	-
	16,252,539	8,817,725

Conversion – Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in the Section 4 of the Company's Charter, the conversion rate for such series shall be appropriately increased or decreased.

"*Conversion Price*" means $1.6154 per share for the Series Seed Preferred Stock, $2.9157 per share for the Series A-1 Preferred Stock, $1.6401 per share for the Series A-2 Preferred Stock and $2.0297 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time).

"*Conversion Rate*" means 1.0265 per share for the Series Seed Preferred Stock, 1.0289 per share for the Series A-1 Preferred Stock, 1.0172 per share for the Series A-2 Preferred Stock and 1.0223 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time).

Innovega Inc.
Notes to the Financial Statements
As of and For the Years Ended December 31, 2025 and 2024

Each share of Preferred Stock shall automatically be converted into fully paid, non-assessable shares of Common Stock at the then effective conversion rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offering and sale of the Company's Common Stock provided that the aggregate gross proceeds to the Company are not less than $5,000,000, (ii) the written request for such conversion from the holders of the majority of Preferred Stock then outstanding voting as a single class and an as converted basis, or, (iii) upon the prior cumulative conversion of a majority of the Preferred Stock.

Liquidation preference – In the event of a liquidation, dissolution or winding-up of the Company, holders of any series of preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Stock, an amount per share for each share of preferred stock held by them equal to the Liquidation Preference specified for such share of that series of preferred stock, plus all declared but unpaid dividends (if any) on such share.

"*Liquidation Preference*" means $1.6583 per share for the Series Seed Preferred Stock, $3.00 per share for the Series A-1 Preferred Stock, $1.66829 per share for the Series A-2 Preferred Stock and $2.075 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time).

As of December 31, 2025, the value of the liquidation preferences for Series Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock are $5,988,903, $7,917,960, $2,733,017 and $2,383,858, respectively, for a total liquidation value of $19,023,738.

Thereafter, any remaining funds of the Company shall be distributed with equal priority and pro rata among the holders of common stock in proportion to the total common stock outstanding. In the event that any liquidation, dissolution or winding-up of the Company would result in proceeds per share in excess of the liquidation preference payable to any series of preferred stock, then the shares of such series of preferred stock shall forgo such liquidation preference and instead participate with common stock on a pro-rata, as-converted basis as if all such shares of preferred stock had been converted to common stock immediately prior to the liquidation event.

If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the preferred stock are insufficient to permit the payment to such holders of the full amounts, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of each series of preferred stock in proportion to the full amounts they would otherwise be entitled to receive.

For the year ended December 31, 2024, the Company issued an additional 74,997 shares of Series A-1 Preferred Stock for $233,561 (net of issuance costs). Additionally, the Company issued an additional 41,665 shares of Series A-1 Preferred Stock and 83,330 of common stock purchase warrants in exchange for the forgiveness of $125,000 of shareholder notes from two noteholders.

For the year ended December 31, 2024, the Company issued 233,324 shares of Series A-1 Preferred Stock for $700,000 (net of issuance costs). Additionally, the Company issued 183,326 warrants in conjunction with the Series A-1 Preferred Stock. These warrants have an exercise price of $0.001, a life of five years, and vest immediately upon exercise.

There was no Preferred Stock issued in 2025.

Innovega Inc.
Notes to the Financial Statements
As of and For the Years Ended December 31, 2025 and 2024

Dividends – Holders of preferred stock are entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available and in preference to any other payment of any dividend or distribution, non-cumulative cash dividends at the Dividend Rate for each share of preferred stock (adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like). In the event the Board of Directors declares a dividend payable upon the then outstanding shares of common stock, convertible preferred stockholders shall be entitled to receive the amount of dividends per share which would be payable on the number of whole shares of common stock into which each share of convertible preferred stock could be converted. No dividends have been declared or paid to date.

"*Dividend Rate*" shall mean an annual rate of $0.1326 per share for the Series Seed Preferred Stock, an annual rate of $0.24 per share for the Series A-1 Preferred Stock, an annual rate of $0.13346 per share for the Series A-2 Preferred Stock and an annual rate of $0.166 per share for the Series A-3 Preferred Stock.

Voting – Holders of preferred stock and the holders of common stock shall vote together and not as separate classes. Holders of preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder could be converted as of the record date. Each holder of shares of common stock is entitled to one vote for each share thereof held.

Redemption – Except in the case of a liquidation event, preferred stock is not redeemable.

Additional rights – Pursuant to the Amended and Restated Stockholders' Agreement, at each annual meeting of the stockholders of the Company or any meeting of the stockholders of the Company at which members of the Board of Directors are to be elected by the stockholders, the stockholders who are parties to this Agreement will agree to vote their shares to elect:

two (2) Officer Designees as Common Directors;

one (1) Common Designee as a Common Director; and

one (1) Series Seed Designee as the Series Seed Director.

(a) The "*Officer Designees*" shall be Stephen Willey and Jerome Legerton for so long as Stephen Willey and Jerome Legerton remain officers, employees or consultants of the Company, except that if Stephen Willey or Jerome Legerton declines or is unable to serve, their successors shall be designated by the holders of a majority of the shares of Common Stock held by all Common Holders.

(b) The "*Common Designee*" shall be chosen by the Common Holders holding at least a majority of the shares of Common Stock held by all Common Holders, and who will initially be Shane Kim.

(c) The "*Series Seed Designee*" shall be chosen by the Investors holding at least a majority of the outstanding shares of Series Seed Preferred Stock subject to the approval of the other members of the Board, whose consent shall not be unreasonably withheld, and who will initially be Jeff Bradley.

Other than in connection with a best efforts or firm commitment underwritten public offering or an offering pursuant to Regulation A under the Securities Act of 1933, as amended, the Company pursuant to the Stockholders' Agreement granted to (1) each Major Seed Investor (each Investor that holds at least 60,302 shares of Series Seed Preferred Stock) and (2) each Investor that holds shares of Series A Preferred Stock representing an aggregate of at least $100,000 (each, a "Major Series A Investor") (the Major Seed Investors together with the Major Series A Investors, the "Major Preferred Investors"), that qualifies as an "accredited investor" under Regulation D of the Securities Act, the right of first offer to purchase its pro rata share of new securities, which the Company may propose to sell and issue.

Innovega Inc.
Notes to the Financial Statements
As of and For the Years Ended December 31, 2025 and 2024

Common Stock

In November 2024, the Company entered into a lease modification agreement with the landlord of its San Diego, CA facility. As part of that agreement, the Company issued 50,000 common shares valued at $0.97 per share totaling $48,500 in consideration for modifying the lease agreement. The consideration was included in the operating lease as detailed in Note 10.

In July 2025, the Company commenced a crowdfunding offering through StartEngine (the "Offering"). The Offering provided investors time and amount based incentives if invested within the first two weeks (7% bonus shares for $1,000-$4,999, 10% bonus shares for $5,000-$9,999, 13% bonus shares for $10,000-$19,999, 15% bonus shares for $20,000-29,999, 30% bonus shares for $30,000-$49,999, and 35% bonus shares for $50,000+ investment); amount-based incentives (5% bonus shares for $1,000-$4,999, 7% bonus shares for $5,000-$9,999, 10% bonus shares for $10,000-$19,999, 13% bonus shares for $20,000-$29,999, 20% bonus shares for $30,000-$49,999, and 25% bonus shares for $50,000+), and a loyalty incentive of 10% bonus shares for previous investors.

During the year ended December 31, 2025, the Company raised gross proceeds of $1,205,348 through the Offering, resulting in the issuance of 514,993 shares of Common Stock. The Company recognized offering costs of $401,659 as a reduction of additional paid-in capital. Subsequent to December 31, 2025 and prior to the completion of the offering on March 30, 2026, the Company raised an additional $1,619,115, bringing total gross proceeds from the Offering to $2,824,463.

Warrants

Warrants consist of the following at December 31, 2025 and 2024:

Warrants	Number	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2024	591,652	$ 0.01	4.1
Granted	-	-	
Exercised	(33,332)	0.01	
Expired or forfeited	-	-	
Outstanding December 31, 2025	558,320	$ 0.01	3.1

All warrants have a life of 5 years with expiration dates in 2028 and 2029 and have an exercise price of $0.01 per share. During the year ended December 31, 2025, the Company issued 33,332 shares of common stock upon the exercise of outstanding warrants at an exercise price of $0.01 per share, resulting in aggregate proceeds of approximately $333. As of December 31, 2025, 558,320 warrants remained outstanding with a weighted average exercise price of $0.01 per share and a weighted average remaining contractual term of 3.1 years.

As the Company does not have a public trading history for its common shares, the expected volatility incorporates historical volatility of similar entities whose share prices are publicly available. The risk-free interest rate is based upon U.S. Treasury securities with remaining terms similar to the expected term of the share-based awards. The Fair Market Value of the Company's common stock is based upon recent sales to third parties.

Note 8 – Stock Based Compensation

Stock options – In 2008, the Company adopted the 2008 Equity Incentive Plan (the Equity Incentive Plan) that provides for the issuance of up to 1,000,000 incentive and nonqualified common stock options to employees, directors, officers, and consultants of the Company. As of January 1, 2016, the Company had authorized the issuance of up to 1,950,000 incentive and non-qualified common stock options. On June 11, 2017, the Company authorized an additional 1,952,732 shares of common stock for issuance under the Plan. On January 14, 2021, the Company authorized an additional 3,587,864 shares of common stock for issuance under the Plan. The Equity Incentive Plan provides for the grant of incentive stock option and non-statutory stock options awards to eligible recipients. Recipients of incentive stock options shall be eligible to purchase shares of the Company's common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The contractual term of options granted under the Equity Incentive Plan is ten years. The options generally vest over the requisite service period of four years.

Innovega Inc.
Notes to the Financial Statements
As of and For the Years Ended December 31, 2025 and 2024

Stock options consist of the following at December 31, 2025 and 2024:

Vested and Nonvested Stock Options	Number		Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2024	2,113,753	$	0.60	4.1
Granted	-		-	-
Exercised	-		-	-
Expired or forfeit	(80,000)		0.20	-
Outstanding December 31, 2025	2,033,753	$	0.61	3.6
Vested as of December 31, 2025	1,843,753	$	0.60	3.4
Shares expected to vest	190,000	$	0.75	6.33

Remaining stock option compensation expense for existing unvested options is estimated to be $1,441,276 which is expected to be recognized during 2026.

Restricted stock awards - During January, May, August, and December 2025, the Company granted an aggregate of 2,040,166 restricted stock awards to employees and advisors under the 2008 Equity Incentive Plan. The awards were valued at grant-date fair market at $0.97 per share. The grant-date fair market value of the underlying common stock was determined by the Board of Directors based on contemporaneous financing transactions, third-party valuations, historical and projected operating results, the Company's stage of development, and the lack of marketability of the Company's common stock.

The awards contain a combination of service-based and performance-based vesting conditions. Service-based awards generally vest over periods ranging from one to four years, subject to the recipient's continued service. Certain awards also contain performance-based vesting conditions tied to the achievement of specified corporate financing and operational milestones. Compensation expense related to performance-based awards is recognized when achievement of the applicable performance condition is deemed probable.

Restricted stock awards consist of the following at December 31, 2025 and 2024:

Vested and Nonvested RSA's	Number
Outstanding December 31, 2024	775,000
Granted	2,040,166
Expired or forfeit	(75,000)
Outstanding December 31, 2025	1,526,983
Vested at end of year	1,213,183
Shares expected to vest	1,526,983

As of December 31, 2025, there was $1,272,531 of total unrecognized stock-based compensation expense related to unvested restricted stock awards. This expense is expected to be recognized over a weighted-average period of 1.45 years.

Stock Based Compensation - For the year ended December 31, 2025, the Company recorded $1,691,803 in stock-based compensation in conjunction with stock options and restricted stock awards. Stock-based compensation expense was recorded in the amount of $951,638 to general and administrative, $591,734 to research and development, and $148,431 to sales and marketing.

Innovega Inc.
Notes to the Financial Statements
As of and For the Years Ended December 31, 2025 and 2024

Note 9 – Income Taxes

Significant components of the Company's deferred tax assets at December 31 are shown below.

	2025	2024
Deferred tax assets		
Accrual to cash	$ 675,660	$ 557,717
Net operating loss carryforwards	4,064,909	3,361,873
Section 174 costs		458,019
ROU Liability	25,231	55,212
Accrued Interest	141,991	96,839
Other	10,907	6,733
Stock based compensation	668,656	204,754
Total deferred tax assets	$ 5,587,354	$ 4,741,147
Deferred tax liabilities		
Intangibles (Patent Costs)	$ (275,943)	$ (257,978)
ROU Asset	(35,294)	(63,172)
Other		(1,899)
Total deferred tax liabilities	$ (311,237)	$ (323,049)
Net deferred tax assets before valuation allowance	$ 5,276,117	$ 4,418,098
Less valuation allowance	(5,276,117)	(4,418,098)
Net deferred tax assets	$ -	$ -

A valuation allowance of $5,276,117 has been recorded at December 31, 2025, to offset the deferred tax assets as realization of such assets does not meet the "more likely than not" threshold. The change in the valuation allowance was $(858,021) and $(448,914) for the years ended December 31, 2025 and 2024, respectively.

At December 31, 2025, the Company has federal net operating loss carryforwards of $19,356,711 which will be available indefinitely. Utilization of the net operating loss may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by IRC Section 382.

The Company applies authoritative guidance relating to the accounting for uncertainty in income taxes. The guidance outlines the recognition threshold and measurement attributes for financial statement disclosure of tax positions taken, or expected to be taken, on a tax return. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has a less than 50% likelihood of being sustained.

There are no unrecognized tax benefits included in the Company's balance sheet at December 31, 2025 and 2024. The Company has not recorded any interest or penalties due to uncertain tax positions.

The following table reconciles the U.S. federal statutory income tax rate to the Company's effective income tax rate for the year ended December 31, 2025:

Rate Reconciliation	Dollars	Percentages
Statutory Rate	$ (843,996)	21.00%
State Tax	-	0.00%
Foreign Tax	-	0.00%
Enactment of new tax laws	-	0.00%
Effect of cross-border tax laws	-	0.00%
Tax Credits	-	0.00%
Change in Valuation Allowance	858,021	-21.35%
Nondeductible items	1,246	-0.03%
Changes in unrecognized tax benefits	-	0.00%
Other	(15,271)	0.38%
Tax Expense (Benefit) / Effective Tax Rate	$ 0	0.00%

The Company files income tax returns in the U.S. federal, California, and Florida jurisdictions. Although the statute of limitations for tax years prior to 2022 has generally expired, tax attributes, including net operating loss carryforwards generated in earlier years, remain subject to examination by taxing authorities until utilized.

Innovega Inc.
Notes to the Financial Statements
As of and For the Years Ended December 31, 2025 and 2024

Note 10 – Right of Use - Operating

Operating leases – The Company leases office space in San Diego, California and Bellevue, Washington. Rental expense for the years ended December 31, 2025 and 2024, totaled $194,743 and $143,938, respectively. This expense is recorded as part of the Company's research and development costs.

The Company rents office space in Bellevue, Washington for its administrative office that is currently on a month-to-month basis.

In October 2021, the Company entered into a new 62 (sixty-two) month lease in San Diego, California ("the San Diego office") starting January 2022 for 5,243 rentable square feet. This lease is classified as an operating lease. Base rent is $1.55/sf with 3% annual increases. Operating expenses are estimated to be $0.42/sf of which the Company's share is 7.04%. Additionally, the landlord has provided Innovega a $15/sf tenant improvement allowance. All tenant improvements are repaid and amortized over the life of the lease.

In November 2024, the Company entered into a lease modification with the landlord of the San Diego office. In exchange for applying the remaining security deposit of $119,866 to unpaid rent and acceleration of tenant improvement payments leaving an estimated balance due of $59,657, the Company had agreed to make certain minimum payments of $8,827 through February 2026 and then beginning in March 2026 to pay the full monthly rent obligation. The Company paid $15,000 ($10,000 in March 2025 and $5,000 in June 2025) against the security deposit. Additionally, in November 2024 the Company issued 50,000 shares of Innovega common shares valued at $0.97 per share to the landlord and to pay the landlord 10% of any funding event in excess of $200,000 toward the account balance with the full remaining balance due on March 31, 2026.

The Company has classified the San Diego office as an operating lease. The Company has used an 11% discount rate to determine the present value of its lease obligations and the imputed interest portion of its lease liability.

As of December 31, 2025, future minimum rental payments required under operating leases and services agreements that have initial or remaining noncancelable lease terms in excess of one year are as follows:

2026	$	109,759
2027		18,842
Total lease payments		128,601
Imputed interest		(8,453)
Lease liability	$	120,148
Short-term lease liability	$	101,562
Long-term lease liability		18,586
Total lease liability	$	120,148

Innovega Inc.
Notes to the Financial Statements
As of and For the Years Ended December 31, 2025 and 2024

Note 11 – Related Party Transactions

The Company had $1,367,729 and $1,367,729 in deferred compensation as of December 31, 2025 and 2024, respectively. These amounts are due to the Company's CEO and Chief Clinical and Regulatory Officer "CCO". The CCO is no longer with the Company; therefore, these liabilities have been classified as long-term liabilities as the Company does not expect to pay out any deferred compensation in the following twelve months.

See also Note 5 – Notes Payable for additional related party transactions.

Note 12 – Defined Contribution Plan

The Company has established a 401(k) plan, a defined contribution plan for its employees, with eligibility commencing on an employee's date of hire. Contributions to the 401(k) plan are based on a percentage of the employee's gross compensation, limited by Internal Revenue Service guidelines for such plans. The Company made matching contributions to the plan for the years ending December 31, 2025 and 2024, of $14,437 and $12,281, respectively.

The Company will match employee 401(k) contributions to a maximum of 4% of each gross payroll amount. Innovega will cover the expense of an online service and of an asset manager who will offer employees a variety of investment portfolios.

Note 13 – Subsequent Events

The Company evaluated subsequent events through July 8, 2026, the date on which these financial statements were available to be issued.

Innovega entered into a Manufacturing Agreement on January 27, 2026, with a leading Original Design Manufacturer (ODM) of computing hardware, smart technologies, and devices, serving major clients including Apple, Dell, HP, and Cisco. Under this agreement, the ODM will manufacture products developed by the Company, beginning with Generation 1 Eyewear. Key terms include a purchase order to deliver: (i) Statement of Work (SOW) structured on a per-product basis; (ii) Minimum Purchase Quantity (MPQ) requirements; (iii) Quality performance standards and delivery commitments; and (iv) key deliverables targeted for completion in the second half of 2027. The Manufacturing Agreement does not establish fixed purchase commitments or pricing. Product pricing, minimum purchase quantities, tooling costs, payment terms, and other commercial terms will be established in future Statements of Work and related purchase orders on a product-by-product basis. Under the agreement, the Company may also be responsible for approved tooling, engineering change, and minimum order quantity costs associated with the applicable products.

In February 2026, the Company entered into an advisory agreement for a direct listing of the Company's securities or an M&A transaction. As compensation, the Company issued the advisor 279,528 shares, which is 1% of the Company's outstanding shares on February 16, 2026, as an advisory fee, with reimbursement of out-of-pocket expenses not to exceed $50,000 (subject to prior approval). If the Company has not consummated a Go-Public Transaction prior to the termination of this Agreement, then upon termination of this Agreement and for a period of six (6) months from the effective date of termination, the Company shall have the option to repurchase three fourths (3/4) of the Common Stock from the advisor for $1,000.

In March 2026, following the Investment Banking Advisory engagement, the Company entered into a legal services agreement with counsel to serve as securities counsel for all legal and regulatory matters related to the direct listing of the Company's securities. Key terms of the engagement include a fixed fee of $250,000 for direct listing services and an initial upfront payment of $25,000.

In March 2026, the Company's Board of Directors approved a consent to issue Restricted Stock Agreements (RSAs) to key employees and contractors across Research & Development, Sales & Marketing, and General & Administrative functions. The number of RSAs granted was 107,000.

To support the Company's commitment to deliver Generation 1 Eyewear in the first half of 2027 and meet the Company's Minimum Purchase Quantity obligations to our manufacturer, the Company launched its first Go-to-Market initiative through a "Founder Series" pre-sales campaign. To date, approximately 113 units have been pre-sold with an average selling price of $2,700 per unit, net of offering costs. Additional campaigns and multi-channel selling efforts are ongoing to build market traction ahead of the planned manufacturing and delivery schedule.

Item 8. INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Second Amended and Restated Certificate of Incorporation (included as exhibit 2.1 to the company's Form 1-A/A filed on March 15, 2021, * available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221005969/ex2-1.htm
2.2	Bylaws (included as exhibit 2.2 to the company's Form 1-A/A filed on March 15, 2021, * available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221005969/ex2-2.htm
3.1	Form of Amended and restated Stockholders' Agreement (included as exhibit 3.1 to the company's Form 1-A filed on February 4, 2 021, * available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221002611/ex3-1.htm
4.1	Form of Convertible Note Subscription Agreement
4.2	Form of Convertible Note
4.3	Posting Agreement
6.1	Innovega Inc. 2008 Equity Incentive Plan (included as exhibit 6.1 to the company's Form 1-A filed on February 4, 2021, * Available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221002611/ex6-1.htm

6.2	LEASE AGREEMENT BETWEEN BERNARDO WINDELL, LLC * https://www.sec.gov/Archives/edgar/data/1474232/000149315221032541/ex6-2.htm Available here: https://www.sec.gov/Archives/edgar/data/1474232/000149315221032541/ex8-2.htm
9.1	Escrow Agreement with the Bryn Mawr Trust Company

* Previously filed with the company's Form 1-A and incorporated by reference by hyperlink

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Bellevue, State of Washington, on July 8, 2026.

INNOVEGA INC.

By: */s/ Stephen Willey*
Stephen Willey
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Stephen Willey Stephen Willey Chief Executive Officer, Director	July 8, 2026
/s/ Vijay Raghavan Vijay Raghavan, Principal Financial Officer, Principal Accounting Officer, Director	July 8, 2026

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Invest in Innovega

Advanced Smart Eyewear. Entering Commercial Production*.

Twenty years ago, smartphones transformed the way we communicate, work, shop, navigate, and interact with the world around us. Today we believe, smart glasses are helping shape the next generation of personal computing.

Get Equity

Offered pursuant to Reg CF offering is made available through StartEngine Primary, LLC, a member of FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Partnering with:

Microsoft | OAKLEY | U.S. Department of Defense | NIH National Institutes of Health | NIH National Eye Institute

Capital Raised	Investors	Share Price	Min. Investment
$23,000,000+ (inc. $8.4M+ from crowdfunding)	4,400+	$5.50	$495

**Partners include organizations that have contracted with Innovega totalling more than $6 million in prototype development, evaluation, and early technology deployment programs. This page contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and timing may differ. This page and the included videos contains forward- looking statements reflecting our current expectations that involve risks and uncertainties as well as promotional statements. Descriptions of vision improvement and user experience reflect intended design and individual experiences during demonstrations or testing are not guaranteed.*

OVERVIEW | ABOUT | TERMS | UPDATES | DISCUSSION | INVESTING FAQS | EXPLORE

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LOYALTY BONUS

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MIN INVEST $495 | VALUATION $147.12M

THE OPPORTUNITY

Today, many of the world's largest technology companies believe smart glasses and wearable computing represent the next major evolution in personal technology.

But while much of the industry is focused on entertainment, notifications, and AI assistants, Innovega is pursuing one of the largest and most underserved opportunities in the market: helping people access the visual information around them.

More than 295 million people worldwide live with moderate to severe vision loss, a number expected to approach 500 million by 2050.

To prepare for this opportunity, Innovega has spent years developing advanced wearable optics, building a portfolio of more than 75 international patents, and completing more than $6 million in prototype development and evaluation contracts with leading global organizations.



Graphic rendering depicts product performance. Innovega smart glasses are not yet on the market.



App usage through the Company's product is a planned feature currently in development.

Over the past 12 months, we've transitioned from development to production, selling over $[illegible]k of Gen I Smart Glasses pre-orders, while expanding our leadership team, and finalizing a scalable manufacturing partnership with Quanta Computer, one of the world's largest electronics manufacturers.

While our initial application is serving the low vision community, we believe the underlying technology platform has potential applications across defense, sports, gaming, and next-generation industrial workflows.

We're not simply building another pair of smart glasses.

We're building a platform for the future of wearable computing.

PROBLEM

e low vision market has existed for decades, yet no oducts have achieved widespread adoption. Why?

The need was never the problem. The products were.

Many existing solutions are bulky, uncomfortable, socially isolating, expensive, or impractical for everyday use. While they may provide value in certain situations, they often struggle to become part of a person's daily life.

At Innovega, we believe meaningful visual enhancement alone is not enough. For a product to achieve mass adoption, it must also be lightweight, wearable, intuitive, and designed around real-world use.

That's what makes this moment different.

Advances in optics, displays, artificial intelligence, batteries, and manufacturing have finally made it possible to build a new generation of smart eyewear that is smaller, more capable, and more affordable than ever before.


Existing Products



Product not yet on the general market.

We believe the industry is approaching an inflection point where vision technology can move beyond niche devices and begin reaching millions of people around the world.

For the first time, we're developing a single platform that has the potential to serve a broad range of vision needs in a form factor that people can realistically wear every day.

OUR SOLUTION

A Digital Vision System Built Into Everyday Eyewear


How Innovega Smart Glasses Work

This video contains computer generated renderings of a a product that is not yet on the market. Descriptions of their features, functionality, and potential benefits are based on current development expectations.

Innovega's Gen I Smart Glasses combine a camera, display, and customizable software platform into a lightweight wearable device designed for everyday use.

The system captures visual information from the user's environment and presents a personalized view that can be adjusted in real time using controls such as zoom, brightness, contrast, clarity, and image positioning.

Most consumer smart glasses are designed for media, entertainment, and AI-powered experiences. Most low vision devices are designed to provide visual assistance, but often in form factors that can limit everyday use. Innovega is designed to bring these worlds together.

The result is a wearable platform that allows users to customize how they interact with the world around them, whether reading a menu, viewing a screen, recognizing visual details, navigating unfamiliar environments, or accessing information throughout their day.

Because at the end of the day, technology only matters if it helps people stay connected to the people, places, and experiences that make life meaningful.


8.0x
ZOOM

THE MARKET

More than 2.2 billion people worldwide live with some form of vision impairment.

Innovega's initial focus includes the estimated 295 million people living with moderate to severe vision loss caused by some of the world's most common conditions, including age-related macular degeneration (AMD), geographic atrophy, diabetic retinopathy, Stargardt disease, and other disorders that can significantly impact access to visual information.

The market is growing. Global vision loss is expected to approach 500 million people within the next two decades, driven by aging populations, diabetes, obesity, increasing rates of myopia, and age-related eye disease.

The economic burden of vision loss is substantial. Globally, vision impairment has been associated with hundreds of billions of dollars in annual productivity losses, while many individuals continue to rely on costly assistive devices, rehabilitation services, and ongoing support.

In the United States alone, there's an estimated $16,838 cost per person associated with low vision services, assistive technologies, and related support

The burden is particularly significant across Asia and the Middle East, where rapidly aging populations, rising diabetes prevalence, and some of the highest myopia rates in the world are contributing to growing demand for accessible vision technologies.

The demand is not new.

What's changing is that advances in optics, artificial intelligence, wearable computing, and digital displays may finally make it possible to serve this market at scale.

After more than a decade of development, 75+ international patents, extensive user testing, and a growing community of early adopters, we believe Innovega is well positioned to help define the future of this emerging category.

295 Million
People with moderate to severe vision loss today

500 Million
Expected by 2050

1,800%+
Projected growth in smart glasses shipments by 2030

75+
Innovega patents protecting our technology platform



"The addressable market is massive."
Kevin O'Leary, Mr. Wonderful
"We are addressing a massive vision loss crisis, positioning Innovega at the forefront of a $572B+ emerging market."
Steve Willey, Innovega CEO
"The future is smart glasses."
Mark Zuckerberg, Meta CEO
"I believe augmented reality is the next big thing, and it will pervade all of our lives."
Tim Cook, Apple CEO

Statement from Kevin made during a StartEngine webinar on 10.24.25. Kevin was engaged as a paid spokesperson and received compensation for participation. Statement reflects his views as of that date only and does not constitute an endorsement or recommendation. Investors should not rely on this statement when making an investment decision. Quoted statements reflect general views on augmented reality and smart glasses and do not refer to or endorse Innovega or its eyewear, which is designed for vision assistance.

THE RESULTS

Hear From Individuals With Vision Loss Who Have Experienced Innovega's Technology Firsthand.


Low-Vision User Testimonials
innovega

**These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

THE MOMENTUM

Innovega Is No Longer Simply Proving the Technology Can Work. We Are Focused on Bringing It to Market.

Backed by more than 4,400 investors and over $23 million raised to date, the last 12 months have marked a significant transition from technology development to commercial execution.

Since our previous Regulation Crowdfunding campaign, Innovega has:

Validated Pre-Market Demand

- Built a growing Founder Community of early adopters pre-ordering our Gen I Smart Glasses
- Generated meaningful early product revenue ahead of commercial launch
- Continued expanding awareness through word-of-mouth and community engagement

Strengthened Commercial Readiness

- Secured Quanta Computer, a global manufacturing leader trusted by many of the world's largest technology companies, as our scalable production partner
- Completed approximately $1 million in manufacturing-related financial commitments
- Began development of the Innovega software platform with direct feedback from low vision users

Advanced Product Development

- Expanded real-world testing across multiple low vision conditions

- Improved hardware systems, image tuning, and integrated electronics
- Advanced toward final integrated form factor prototypes

Expanded Visibility & Community

- Presented at CES and major industry events
- Expanded relationships with nonprofit organizations and advocacy organizations
- Increased investor participation, media exposure, and organic visibility

What took more than a decade to build has accelerated over the past year as Innovega prepares for commercial launch.

THE TEAM

Breakthrough Technologies Require More Than A Great Idea. They Require the Right Team To Bring Them To Market.

Innovega is led by a team with deep experience spanning wearable technology, optics, software, manufacturing, and commercialization.

Steve Willey, Innovega's CEO and Co-Founder, previously co-founded MicroVision and has helped lead multiple technology companies through significant growth phases and public market transactions. Dr. Arthur Zhang, Innovega's CTO, was a lead architect within Apple's Vision Products Group, where he contributed to the development of Apple Vision Pro.

Over the past year, Innovega has further strengthened its leadership team with senior engineers from Apple's Vision Products Group, vision care professionals, accessibility contributors, and strategic advisors.

Building a category-defining company requires far more than hardware alone. It requires expertise across optics, software, artificial intelligence, manufacturing, accessibility, regulatory strategy, and go-to-market execution.

That's difficult to assemble.

We believe it is one of Innovega's most important competitive advantages.



Steve Willey

CEO, President, Director

Tech Entrepreneur with multiple successful exits; Former President, MicroVision







Arthur Zhang
Chief Technology Officer
Former Apple Vision Systems Architect; Expert in AR/VR Development

Jay Marsh
Senior VP Engineering (Fractional)
Former VP Engineering at APRI; Mechanical & Systems Design Expert

Vijay Raghavan
Director, Principal Financial Officer, Principal Accounting Officer
Ex-Microsoft Controller; Expert in scaling startup Finances & Administration

Sang Lee
Hardware Systems Lead Consultant
Former Apple engineering leader focused on hardware architecture and product...
Show more

Corrinalyn Guyet
VP Strategic Growth Partnerships
Former T-Mobile Exe driving growth, operati excellence, &...
Show more

ADVISORY BOARD



Peter DeGraziano
OD, FAAO, FIALVS
Low-vision specialist; Functional vision loss and vision...
Show more



Ilya Volk
OD, Contact Lens Specialist
Contact Lens Optometrist and Regulatory...
Show more



Richard Lindstrom
MD, Ophthalmic Innovator
World-renowned ophthalmologist, cataract surgeon, an...
Show more



Dana Kindberg
OD, Healthcare Entrepreneur
Founder of Urban Eyes; integrates design & advanced...
Show more



Casey Tegreen
Tech Strategist
Named on 1,100 patents, ex-CTO MicroVision, IP
Show more

WHY INVEST

Technology, Timing, and Market Demand Are Aligning

Artificial intelligence is accelerating the adoption of smart glasses, with analysts projecting the number of shipments users to grow by more than 1,800% by the end of the decade.

Real users around the world are pre-ordering our products, and manufacturing with one of the world's most capable and scalable partners in the industry is underway. The technology we've spent years developing is moving closer to full-scale commercialization.

But the next chapter of Innovega won't be written by our team alone.

It will be written by the engineers building the product, the Founder Community helping shape it, and the 4,400+ investors who believe in where we're headed.

If you share our vision for the future of wearable computing, we'd be honored to have you join us.

FREQUENTLY ASKED QUESTIONS

Why is Innovega raising capital now?

What has changed since your previous StartEngine campaign?

Why did Innovega choose to begin with the low vision market?

What opportunities exist beyond the low vision market?

What differentiates Innovega from other smart glasses companies?

What role does the Founder Community play?

Why manufacture with Quanta Computer?

How are you ensuring the product delivers a great customer experience?

Who are your current business partners and contracts?

What kind of exit strategy do you have planned?

Statements regarding product launches, manufacturing scale, regulatory progress, or future availability reflect current targets and expectations and are subject to change. Competitive comparisons are based on publicly available information and internal evaluations and are provided for general informational purposes.

ABOUT

HEADQUARTERS

11031 Via Frontera, Ste. A
San Diego, CA 92127

WEBSITE

View Site

Join the forefront of the smart glasses revolution with Innovega, designed to improve access to visual information and support greater independence for 295 million people living with vision impairment while building a versatile AR platform for defense, enterprise, sports, and beyond. Backed by Tencent, Vuzix, Vispero, and strategic partners with 75+ filed patents protecting our nano-optic technology and $6M+ U.S. government contracts with Defense Advanced Research Projects Agency (DARPA).

TERMS

Innovega

Overview

PRICE PER SHARE	VALUATION
$5.50	**$147.12M**
DEADLINE	FUNDING GOAL
Nov. 2, 2026 at 2:59 AM EST	**$20K - $2.75M**

Breakdown

MIN INVESTMENT	OFFERING TYPE
$495	**Equity**
MAX INVESTMENT	SHARES OFFERED
$2.753.949	**Common Stock**

MIN NUMBER OF SHARES OFFERED
3,636

MAX NUMBER OF SHARES OFFERED
500,718

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,834,706	$1,855,902
Cash & Cash Equivalents	$99,708	$122,255
Accounts Receivable	$0	$0
Short-Term Debt	$3,975,605	$3,516,114
Long-Term Debt	$1,386,315	$1,487,877
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$4,021,825	-$2,727,501

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. Maximum Bonus shares contain a cap. See Bonus info below.*

Investment Incentives & Bonuses*

<u>TTW Bonus:</u> All Reservation Holders in the StartEngine TTW Reservations Page will receive 10% bonus shares..

<u>Loyalty Bonus:</u> 10% bonus shares for previous investors / shareholders and select loyal supporters*.

Add disclaimer about friends/family; advisors; past investors; loyal readers

<u>Time-Based Perks</u>

Early Bird: Invest within the first 2 weeks and receive 10% bonus shares

<u>Mid-Campaign Perks</u>

World Retina Week Bonus: Invest $2,000+ between September 22 to September 28, 2026 and receive 10% bonus shares In recognition of World

Retina Week, Innovega is celebrating the patients, clinicians, researchers, and innovators working to advance retinal health and the future of vision technology. During this limited-time promotion, eligible investors will receive an additional 10% bonus shares as we continue developing technology designed to improve the lives of people living with retinal diseases and other forms of vision loss.

Blindness Awareness Month Bonus: Invest $2,000+ between October 25 – October 31, 2026 and receive 10% bonus shares In recognition of Blindness Awareness Month, Innovega is celebrating the millions of people worldwide living with blindness and low vision, along with the investors helping accelerate the future of assistive vision technology. During this limited-time promotion, eligible investors will receive an additional 10% bonus shares as we continue advancing toward commercialization.

Amount-Based Perks

Tier 1 - Invest $1,000+ and receive 5% bonus shares

Tier 2 - Invest $2,500+ and receive 7% bonus shares

Tier 3 - Invest $5,000+ and receive 10% bonus shares + Innovega Hat

Tier 4 - Invest $10,000+ and receive 15% bonus shares + 10% off a pair of Gen I Glasses** + Innovega Hat

Tier 5 - Receive $20,000+ and receive 20% bonus shares + 20% off a pair of Gen I Glasses** Innovega Hat

Tier 6 - Receive $50,000+ and receive 25% bonus shares + In-person product demonstration + 50% off a pair of Gen I Glasses** + Innovega Hat

Tier 7 - Receive $100,000+ and receive 30% bonus shares + In-person product demonstration + FREE pair of Gen I Glasses** + Innovega Hat

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

***Contact our team at social@innovega.io to get your sales discount coupon. Must pre-order our Gen I Smart Glasses here (https://innovega.io/founder-series) within 30 days of investing in order to qualify for the sales discount.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Innovega Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $550.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, TTW Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Maximum Bonus Share Cap

The maximum number of shares offered in this offering may be increased as a result of bonus shares issued pursuant to the incentive programs described below. Bonus shares offered by the Company (i.e., time-based and amount-based and Venture Club and TTW and Loyalty bonuses combined) are capped at a maximum of 40% of the shares purchased in a single investment.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

NEW UPDATES

08.10.26

Tomorrow: Last Investor Call Before Our Next Round

Tomorrow morning is your chance to join us live as Innovega anticipates launching its next investment campaign.

We'll cover our latest progress, what's coming next, and how to make a reservation before launch to qualify for an additional 10% bonus shares, stackable with other eligible bonuses for up to 40% total.

If you're considering investing in Innovega, you'll want to be in the room.

REGISTER FOR THE LIVE WEBINAR

Tuesday, August 11: *9AM PST | 12PM EST*

Don't miss the opportunity to learn how to activate your pre-launch reservation bonus before the round opens.

RESERVE SHARES TODAY

Innovega is testing the waters under Regulation CF. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

ALL UPDATES

08.05.26

Innovega Approved for HSA/FSA Eligibility


Health
Savings
Account
APPROVED
Now
HSA/FSA
Eligible
innovega

Invest in Innovega.
Advanced Smart Eyewear.
Entering Commercial Production*.

Twenty years ago, smartphones transformed the way we communicate, work, shop, navigate, and interact with the world around us. Today, we believe smart glasses are helping shape the next generation of personal computing.



Get Shares Now

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. *This page and the included videos contains forward- looking statements reflecting our current expectations that involve risks and uncertainties as well as promotional statements. Descriptions of vision improvement and user experience reflect intended design and individual experiences during demonstrations or testing are not guaranteed. Actual results and expected timing may differ.

Partnering with:

Microsoft | OAKLEY | U.S. Department of Defense | NIH National Institutes of Health | NIH National Eye Institute

*Partners include organizations that have contracted with Innovega for more than $6 million in prototype development, evaluation, and early technology deployment programs.

Capital Raised	Investors	Share Price	Min. Investment
$23,000,000+ (inc. $8.4M+ from crowdfunding)	4,400+	$5.50	$495

THE OPPORTUNITY

Today, Many Of The World's Largest Technology Companies Believe Smart Glasses And Wearable Computing Represent The Next Major Evolution In Personal Technology.

But while much of the industry is focused on entertainment, notifications, and AI assistants, Innovega is pursuing one of the largest and most underserved opportunities in the market: helping people access the visual information around them.



More than 295 million people worldwide live with moderate to

severe vision loss, a number expected to approach 500 million by 2050.

To prepare for this opportunity, Innovega has spent years developing advanced wearable optics, building a portfolio of more than 75 international patents, and entering into more than $6 million in prototype development and evaluation contracts with leading global organizations.



Graphic rendering depicts product performance. Innovega smart glasses are not yet on the market.



*App usage through the Company's product is a planned feature currently in development.

Over the past 12 months, we've transitioned from development to receiving through Gen I Smart Glasses pre-orders, an expanded leadership team, and a manufacturing partnership with Quanta Computer, one of the world's largest electronics manufacturers.

While our initial application is serving the low vision community, we believe the underlying technology platform has potential applications across defense, sports, gaming, and next-generation industrial workflows.

We're not simply building another pair of smart glasses. We're building the foundation for a new generation of wearable computing.

Invest in Innovega

Download Our Investor Presentation

Take a deeper look at Innovega's technology while staying informed about our progress and future opportunities.

Enter your email address | +1 Enter your phone number | **Learn More**

By clicking "Learn More", you consent to receive marketing communications including text messages and emails (e.g., promotions, cart reminders, funding updates) from StartEngine Crowdfunding, Inc. using the contact information you provide. You understand and agree that messages may be sent using an autodialer or automated systems. Consent is not a condition of purchase. Message and data rates may apply; message frequency varies. You may unsubscribe from email communications at any time by clicking the unsubscribe link in the email, and from text messages by replying STOP. For more information, see our Privacy Policy & Terms.

THE PROBLEM

The Low Vision Market Has Existed for Decades, Yet No Products Have Achieved Widespread Adoption. Why?





The need was never the problem. The products were.

Many existing solutions are bulky, uncomfortable, socially isolating, expensive, or impractical for everyday use. While they may provide value in certain situations, they often struggle to become part of a person's daily life.

At Innovega, we believe meaningful visual enhancement alone is not enough. For a product to achieve mass adoption, it must also be lightweight, wearable, intuitive, and designed around real-world use.

That's what makes this moment different.





Product not yet on the general market.

Advances in optics, displays, artificial intelligence, batteries, and manufacturing have finally made it possible to build a new generation of smart eyewear that is smaller, more capable, and more affordable than ever before.

We believe the industry is approaching an inflection point where vision technology can move beyond niche devices and begin reaching millions of people around the world.

Our platform aims to serve a broad range of vision needs in a form factor that people can realistically wear every day.

OUR SOLUTION

A Digital Vision System Built Into Everyday Eyewear





This video contains computer generated renderings of a a product that is not yet on the market. Descriptions of their features, functionality, and potential benefits are based on current development expectations.

Innovega's Gen I Smart Glasses combine a camera, display, and customizable software platform into a lightweight wearable device designed for everyday use.

The system captures visual information from the user's environment and presents a personalized view that can be adjusted in real time using controls such as zoom, brightness, contrast, clarity, and image positioning.

Most consumer smart glasses are designed for media, entertainment, and AI-powered experiences. Most low vision devices are designed to provide visual assistance, but often in form factors that can limit everyday use. Innovega is designed to bring these worlds together.

The result is a wearable platform that allows users to customize how they interact with the world around them, whether reading a menu, viewing a screen, recognizing visual details, navigating unfamiliar environments, or accessing information throughout their day.

Because at the end of the day, technology only matters if it helps people stay connected to the people, places, and experiences that make life meaningful.


8.0x
ZOOM

Graphic rendering of product not yet on the market.

THE MARKET

More Than 2.2 Billion People Worldwide Live With Some Form of Vision Impairment.

Innovega's initial focus includes the estimated 295 million people living with moderate to severe vision loss caused by some of the world's most common conditions, including age-related macular degeneration (AMD), geographic atrophy, diabetic retinopathy, Stargardt disease, and other disorders that can significantly impact access to visual information.

The market is growing. Global vision loss is expected to approach 500 million people within the next two decades, driven by aging populations, diabetes, obesity, increasing rates of myopia, and age-related eye disease.

295 Million

People with moderate to severe vision loss today

The economic burden of vision loss is substantial. Globally, vision impairment has been associated with hundreds of billions of dollars in annual productivity losses, while many individuals continue to rely on costly assistive devices, rehabilitation services, and ongoing support.

In the United States alone, individuals with significant vision impairment spend an estimated average of $16,838 annually on low vision services, assistive technologies, and related support.

The burden is particularly significant across Asia and the Middle East, where rapidly aging populations, rising diabetes prevalence, and some of the highest myopia rates in the world are contributing to growing demand for accessible vision technologies.

The demand is not new.

What's changing is that advances in optics, artificial intelligence, wearable computing, and digital displays may finally make it possible to serve this market at scale.

After more than a decade of development, 75+ international patents, extensive user testing, and a growing community of early adopters, we believe Innovega is well positioned to help define the future of this emerging category.

500 Million
Expected by 2050

1,800%+
Projected Growth in Smart Glasses Shipments by 2030

75+
Innovega patents protecting our technology platform

Invest Now



"The addressable market is massive."

Kevin O'Leary, Mr. Wonderful

"We are addressing a massive vision loss crisis, positioning Innovega at the forefront of a $572B+ emerging market."

Steve Willey, Innovega CEO





"The future is smart glasses."

Mark Zuckerberg, Meta CEO

"I believe augmented reality is the next big thing, and it will pervade all of our lives."

Tim Cook, Apple CEO



Statement from Kevin made during a StartEngine webinar on 10.24.25. Kevin was engaged as a paid spokesperson and received compensation for participation. Statement reflects his views as of that date only and does not constitute an endorsement or recommendation. Investors should not rely on this statement when making an investment decision.

Quoted statements reflect general views on augmented reality and smart glasses and do not refer to or endorse Innovega or its eyewear, which is designed for vision assistance.

THE RESULTS

Hear From Individuals With Vision Loss Who have Experienced Innovega's Technology Firsthand.



ow-Vision Tester
dvanced Macular Degeneration

*These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

THE MOMENTUM

Innovega Is No Longer Simply Proving the Technology Can Work. We are Focused on Bringing it to Market.

Backed by more than 4,400 investors and over $23 million raised to date, the last 12 months have marked a significant transition from technology development to commercial execution.

Since our previous Regulation Crowdfunding campaign, Innovega has:

Validated Pre-Market Demand

- Built a growing Founder Community of early adopters pre-ordering our Gen I Smart Glasses
- Generated meaningful early product revenue ahead of commercial launch
- Continued expanding awareness through word-of-mouth and community engagement

Strengthened Commercial Readiness

- Secured Quanta Computer, a global manufacturing leader trusted by many of the world's largest technology companies, as our scalable production partner
- Completed approximately $1 million in manufacturing-related financial commitments
- Began development of the Innovega software platform with direct feedback from low vision users

Advanced Product Development

- Expanded real-world testing across multiple low vision conditions
- Improved hardware systems, image tuning, and integrated electronics

Expanded Visibility & Community

- Presented at CES and major industry events
- Expanded relationships with nonprofit organizations and advocacy organizations

- Advanced toward final integrated form factor prototypes

- Increased investor participation, media exposure, and organic visibility

What took more than a decade to build has accelerated over the past year as Innovega prepares for commercial launch.

THE TEAM

Breakthrough Technologies Require More Than a Great Idea. They Require the Right Team to Bring Them to Market.

Innovega is led by a team with deep experience spanning wearable technology, optics, software, manufacturing, and commercialization.

Steve Willey, Innovega's CEO and Co-Founder, previously co-founded MicroVision and has helped lead multiple technology companies through significant growth phases and public market transactions. Dr. Arthur Zhang, Innovega's CTO, was a lead architect within Apple's Vision Products Group, where he contributed to the development of Apple Vision Pro.

Over the past year, Innovega has further strengthened its leadership team with senior engineers from Apple's Vision Products Group, vision care professionals, accessibility contributors, and strategic advisors.

Building a category-defining company requires far more than hardware alone. It requires expertise across optics, software, artificial intelligence, manufacturing, accessibility, regulatory strategy, and go-to-market execution.

That's difficult to assemble. We believe it is one of Innovega's most important competitive advantages.



Steve Willey

CEO, President, Director

Tech Entrepreneur with multiple successful exits; Former President, MicroVision



Arthur Zhang

Chief Technology Officer

Former Apple Vision Systems Architect; Expert in AR/VR Development



Jay Marsh

Senior VP Engineering (Fractional)

Former VP Engineering at APRI; Mechanical & Systems Design Expert



Vijay Raghavan

Director, Principal Financial Officer, Principal Accounting Officer

Ex-Microsoft Controller; Expert in scaling startup Finances & Administration



Corrinalyn Guyette

VP Strategic Growth & Partnerships

Former T-Mobile Exec driving growth, operational excellence, & transformative customer impact

For

ADVISORY BOARD









Peter DeGraziano

OD, FAAO, FIALVS

Low-vision specialist; Functional vision loss and vision rehabilitation.

Ilya Volk

OD, Contact Lens Specialist

Contact Lens Optometrist and Regulatory Practitioner.

Richard Lindstrom

MD, Ophthalmic Innovator

World-renowned ophthalmologist, cataract surgeon, and tech innovator.

Dana Kindberg

OD, Healthcare Entrepreneur

Founder of Urban Eyes; integrates design & advanced diagnostics to elevate patient-centered eye care.

Na

WHY INVEST

Technology, Timing, and Market Demand Are Aligning

Artificial intelligence is accelerating the adoption of smart glasses, with analysts projecting the number of shipments to grow by more than 1,800% by the end of the decade.

Real users around the world are pre-ordering our products, and manufacturing with one of the world's most capable and scalable partners in the industry is underway. The technology we've spent years developing is moving closer to full-scale commercialization.

But the next chapter of Innovega won't be written by our team alone.

It will be written by the engineers building the product, the Founder Community helping shape it, and the 4,400+ investors who believe in where we're headed.

If you share our vision for the future of wearable computing, we'd be honored to have you join us.

Invest Now

Frequently Asked Questions

I'm Ready to Invest

1 WHY IS INNOVEGA RAISING CAPITAL NOW? +

2 WHAT HAS CHANGED SINCE YOUR PREVIOUS STARTENGINE CAMPAIGN? +

3 WHY DID INNOVEGA CHOOSE TO BEGIN WITH THE LOW VISION MARKET? +

4 WHAT OPPORTUNITIES EXIST BEYOND THE LOW VISION MARKET? +

5 WHAT DIFFERENTIATES INNOVEGA FROM OTHER SMART GLASSES COMPANIES? +

6 WHAT ROLE DOES THE FOUNDER COMMUNITY PLAY? +

7 WHY MANUFACTURE WITH QUANTA COMPUTER? +

8 HOW ARE YOU ENSURING THE PRODUCT DELIVERS A GREAT CUSTOMER EXPERIENCE? +

9 WHO ARE YOUR CURRENT BUSINESS PARTNERS AND CONTRACTS? +

10 WHAT KIND OF EXIT STRATEGY DO YOU HAVE PLANNED? +

Statements regarding product launches, manufacturing scale, regulatory progress, or future availability reflect current targets and expectations and are subject to change. Competitive comparisons are based on publicly available information and internal evaluations and are provided for general informational purposes.

PERKS

EARN BONUS SHARES

Your belief in Innovega deserves more, and in recognition of that support, we are extending a limited-time package of premium perks.

AMOUNT-BASED PERKS

TIER 1: INVEST $1,000+

Receive 5% bonus shares

Invest

TIER 2: INVEST $2,500+

Receive 7% bonus shares

Invest

TIER 3: INVEST $5,000+

Receive 10% bonus shares + Innovega Hat

Invest

TIER 4: INVEST $10,000+

Receive 15% bonus shares + 10% off a pair of Gen I Glasses** + Innovega Hat

Invest

TIER 5: INVEST $20,000+

Receive 20% bonus shares + 20% off a pair of Gen I Glasses** Innovega Hat

TIER 6: INVEST $50,000+

Receive 25% bonus shares + In-person product demonstration + 50% off a pair of Gen I Glasses** + Innovega Hat

Invest

Invest

TIER 7: INVEST $100,000+

Receive 30% bonus shares + In-person product demonstration + FREE pair of Gen I Glasses** + Innovega Hat

Invest

TIME-BASED PERKS

EARLY BIRD BONUS: INVEST $1,000+

Within the first two weeks and receive 10% bonus shares.

Invest

MID-CAMPAIGN PERKS

WORLD RETINA WEEK BONUS: INVEST $2,000+

Between September 22 to September 28, 2026 and receive 10% bonus shares

In recognition of World Retina Week, Innovega is celebrating the patients, clinicians, researchers, and innovators working to advance retinal

BLINDNESS AWARENESS MONTH BONUS: INVEST $2,000+

Between October 25 – October 31, 2026 and receive 10% bonus shares

Innovega is celebrating the millions of people worldwide living with blindness and low vision, along with the investors

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Investor Video:

The future of technology isn't just about what we can add to our lives.

It's about what we can help people get back.

For most of us, recognizing a loved one's face, reading a menu, or navigating a familiar place are things we rarely think about.

But for hundreds of millions of people living with vision loss, these everyday moments can become increasingly difficult.

Twenty years ago, smartphones changed the way we communicate, work, and interact with the world around us.

Today, many of the world's largest technology companies believe smart glasses may represent the next major evolution in personal technology.

And we too believe the future of computing will be worn, not carried.

But while most smart glasses are designed to bring digital information into your world, Innovega is focused on helping people better understand the world they're already in.

They turned on this screen inside of them that completely was able to be adjusted to be the size I needed it to be to be able to see things the way other people see them

More than 295 million people worldwide live with moderate to severe vision loss, a number expected to approach 500 million over the next two decades.

Yet despite decades of innovation, widespread adoption of vision technology has remained elusive.

Why?

The need was never the problem.

The products were.

Many existing solutions are bulky, expensive, socially isolating, or impractical for everyday use.

We believed there had to be a better way.

That's why we've spent more than a decade developing a fundamentally different approach.

Innovega's Smart Glasses are designed to help people customize how they see the world around them.

A camera captures visual information from the surrounding environment and presents it on a transparent high-definition display that appears to float in front of the wearer.

Because the display remains see-through, users can continue seeing the world around them while adjusting zoom, brightness, contrast, and clarity in real time based on their individual needs.

These glasses' ability to basically take you from legally blind to almost 2020 perfect vision is something truly special. And I think these glasses, these innovative glasses are going to be one of the most important inventions for people with low vision literally in the history of the world.

The result isn't just a different way of seeing.

It's a way to stay connected to the people, places, and experiences that make life meaningful.

I mean, it's hard to find a lot of hope and a lot of happiness when you don't see well. With the glasses that Innovega is coming out with, it'll restore your life. It'll put your life back where it was before you started to lose your vision.

But visual enhancement alone isn't enough.

The technology has to fit into everyday life, and for decades, the hardware simply wasn't ready.

Today, advances in artificial intelligence, displays, batteries, manufacturing, and wearable computing have made it possible to build products that would have been impossible just a few years ago.

And while much of the world is only beginning to pay attention, Innovega has spent years preparing for this moment, developing advanced wearable optics and building a portfolio of more than 75 international patents.

Over the years, we've generated more than $6 million in prototype development and evaluation contracts with organizations including Microsoft, Oakley, the U.S. Army, and others.

And over the last year, we've accelerated our path toward commercialization, growing a global Founder Community of early adopters, advancing our hardware and software systems, strengthening our leadership team, and securing Quanta Computer, one of the world's largest electronics manufacturers, as our scalable production partner.

Backed by more than 4,400 investors and over $23 million raised to date, we believe Innovega is entering one of the most important phases in its history.

We're no longer proving the technology.

We're bringing it to market.

And we believe the people who need it most deserve to be part of that future.

I just saw my wife for the first time be able to see my son. And I know that Innovega is working really, really hard to bring a future where my wife will be able to see the world as I do.

If you believe that future is worth building, we invite you to build it with us.

Embedded Video (How They Work) Script:

Innovega's Gen I Smart Glasses will connect to a phone which powers the app. These lightweight frames enclose a powerful centered mounted camera which is able to capture your real time environment that your in. When turned on, an 45 degree field of view HD tv appears to float about 6 ft in front of the user, which plays back to the wearer what the camera sees. This display doesn't disconnect you from your environment, but does allow the suer to digiatll enhance how the visual information is sharing, helping the user improve their ability to interact with the world around them. For example, say you encounter a person 20 feet away, whether alone or in a crowd, and all you can see is a blur. By activating the displays, your personal projection display appears in a way that you can augment, whether through magnification, edge detection or other settings to see their face better in order to recognize them. Or so you walk outside into a low light setting and are unable to determine when to cross the street. You can turn on the displays, adjust the brightness setting to add more light ot the display screens, in order to improve your ability to detect features of your surroundings such as when it mihg tbe safe to cross the street.

Or perhaps you're struggling simply to read a menu in a restaurant. Through the use of these glasses, you're able to focus on various items, through the use of various controls such as construct adjustments or inversion which can help itesm appear more clearly. Or maybe you simply want to watch the news or your favorite movie, but are having a hard making out the shapes on the tv. By activating these real time playback screens, users can adjust settings depning on their environment and placement to give them a better chance of keeping up with their favorite programming. As we've shown, all settings and features of these glasses can be adjusted using simple buttons on the frames themselves, or users can make these on adjustments through the app display on their phone. By designing this powerful vision technology in every day wearable frames, Innovega is aiming to help low vision users with their nominal daily taks, that may seem like small things, but have the potential to make an enormous impact on the life experience of the millions who currently lack effective solutions.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "INNOVEGA INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF MARCH, A.D. 2021, AT 9:10 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

4565223 8100
SR# 20210867768

Authentication: 202721139
Date: 03-12-21

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

INNOVEGA INC.

Innovega Inc., a corporation organized and existing under the laws of the State of Delaware (the "***Corporation***"), certifies that:

1. The name of the Corporation is Innovega Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 23, 2008.

2. The Corporation most recently restated its Certificate of Incorporation on December 28, 2016.

3. This Second Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

4. The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, Innovega Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by Stephen Willey, a duly authorized officer of the Corporation, on March 10, 2021.

/s/Stephen Willey
Stephen Willey
President and Chief Executive Officer

EXHIBIT A

ARTICLE I

The name of the Corporation is Innovega Inc.

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE III

The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, in the city of Wilmington, County of New Castle 19808. The name of the registered agent at such address is Corporation Service Company.

ARTICLE IV

The total number of shares of all classes of stock that the Corporation shall have authority to issue is 66,252,539, consisting of 50,000,000 shares of Common Stock, $0.0001 par value per share (the "***Common Stock***"), and 16,252,539 shares of preferred stock, $0.0001 par value per share ("***Preferred Stock***"). 3,518,238 of the authorized shares of Preferred Stock are hereby designed "Series Seed Preferred Stock (the "***Series Seed Preferred Stock***") 5,000,000 of the authorized shares of Preferred Stock are hereby designated "Series A-1 Preferred Stock" (the "***Series A-1 Preferred Stock***"), 1,610,514 of the authorized shares of Preferred Stock are hereby designated "Series A-2 Preferred Stock" (the "***Series A-2 Preferred Stock***") and 1,123,787 of the authorized shares of Preferred Stock are hereby designated "Series A-3 Preferred Stock" (the "***Series A-3 Preferred Stock***," and together with the Series Seed Preferred Stock, the Series A-1 Preferred Stock, and the Series A-2 Preferred Stock, the "***Designated Preferred Stock***").

The remaining 5,000,000 undesignated shares of Preferred Stock may be issued from time to time in one or more series. Subject to any additional requirements described herein, the Board of Directors is authorized to determine the designation of any such series, to fix the number of shares of any series of the undesignated Preferred Stock, and to determine or alter the powers, preferences and special rights of, and restrictions granted to or imposed upon any wholly unissued series of undesignated Preferred Stock, and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series of the undesignated Preferred Stock, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE V

The terms and provisions of the Common Stock and Preferred Stock are as follows:

1. **Definitions.** For purposes of this Article V, the following definitions shall apply:

(a) "***Conversion Price***" shall mean $1.6583 per share for the Series Seed Preferred Stock, $3.00 per share for the Series A-1 Preferred Stock, $1.66829 per share for the Series A-2 Preferred Stock and $2.075 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(b) "***Convertible Securities***" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

(c) "***Corporation***" shall mean Innovega Inc.

(d) "***Distribution***" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the holders of the Common and Preferred Stock of the Corporation voting as separate classes.

(e) "***Dividend Rate***" shall mean an annual rate of $0.1326 per share for the Series Seed Preferred Stock, an annual rate of $0.24 per share for the Series A-1 Preferred Stock, an annual rate of $0.13346 per share for the Series A-2 Preferred Stock and an annual rate of $0.166 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(f) "***Liquidation Preference***" shall mean $1.6583 per share for the Series Seed Preferred Stock, $3.00 per share for the Series A-1 Preferred Stock, $1.66829 per share for the Series A-2 Preferred Stock and $2.075 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(g) "***Options***" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(h) "***Original Issue Price***" shall mean $1.6583 per share for the Series Seed Preferred Stock, $3.00 per share for the Series A-1 Preferred Stock, $1.66829 per share for the Series A-2 Preferred Stock and $2.075 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(i) "***Recapitalization***" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

2. **Dividends.**

(a) ***Preferred Stock.*** In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified for such shares of Preferred Stock payable in preference and priority to any declaration or payment of any Distribution on Common Stock in such calendar year. No Distributions shall be made with respect to the Common Stock unless dividends on the

Preferred Stock have been declared in accordance with the preferences stated herein and all declared dividends on the Preferred Stock have been paid or set aside for payment to the Preferred Stock holders. The right to receive dividends on shares of Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid. Subject to the rights of any series of Preferred Stock then outstanding that has a right to receive dividends prior to or on a parity with any series of Designated Preferred Stock, payment of any dividends to the holders of Preferred Stock shall be on a *pro rata*, *pari passu* basis in proportion to the Dividend Rates for each series of Preferred Stock.

(b) ***Additional Dividends.*** After the payment or setting aside for payment of the dividends described in Section 2(a), any additional dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid among the holders of the Designated Preferred Stock (and any other series of Preferred Stock entitled to share in such additional dividends) and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted at the then-effective Conversion Rate (as defined in Section 4).

(c) ***Non-Cash Distributions.*** Whenever a Distribution provided for in this Section 2 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

(d) ***Waiver of Dividends.*** Any dividend preference of any series of Preferred Stock may be waived, in whole or in part, by the consent or vote of the holders of the majority of the outstanding shares of such series.

3. **Liquidation Rights.**

(a) ***Liquidation Preference.*** Subject to the rights of any series of Preferred Stock that ranks on liquidation prior to the Designated Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Designated Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Designated Preferred Stock held by them equal to the greater of (i) the Liquidation Preference specified for such share of Designated Preferred Stock, plus all declared but unpaid dividends (if any) on such share of Designated Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Designated Preferred Stock or (ii) such amount per share as would have been payable had all shares of Designated Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up of the Corporation. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Designated Preferred Stock (and any other series of Preferred Stock entitled to share in such distribution on a parity with the Designated Preferred Stock) are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Designated Preferred Stock (and any other series of Preferred Stock entitled to share in such distribution on a parity with the Designated Preferred Stock) in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a).

(b) Remaining Assets. After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 3(a), the entire remaining assets of the Corporation

legally available for distribution shall be distributed *pro rata* to holders of the Common Stock and any other series of Preferred Stock entitled to continued participation in such distributions, in proportion to the number of shares of Common Stock held by them with equal priority, with the shares of such series of Preferred Stock being treated for this purpose as if they had been converted to shares of Common Stock at the then applicable conversion rate.

(c) ***Shares not Treated as Both Preferred Stock and Common Stock in any Distribution.*** Shares of Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first foregoing participation in the Distribution, or series of Distributions, as shares of Preferred Stock.

(d) ***Reorganization.*** For purposes of this Section 3, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of shares in the Corporation held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a liquidation, dissolution or winding up pursuant to clause (i) or (ii) of the preceding sentence may be waived by the consent or vote of a majority of the outstanding Preferred Stock (voting as a single class and on an as-converted basis).

(e) ***Valuation of Non-Cash Consideration.*** If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, *except that* any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

(i) If the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii) If the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this subsection 3(e), "***trading day***" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "***closing prices***" or "***closing bid prices***" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the NYSE American or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as

of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

4. **Conversion.** The holders of the Preferred Stock shall have conversion rights as follows:

(a) ***Right to Convert.*** Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "***Conversion Rate***" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in this Section 4, the Conversion Rate for such series shall be appropriately increased or decreased.

(b) ***Automatic Conversion.*** Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of afirm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "***Securities Act***"), covering the offer and sale of Common Stock, *provided* that aggregate gross proceeds to the Corporation are not less than $5,000,000 (a "***Qualified IPO***"), (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of a majority of the Preferred Stock then outstanding (voting as a single class and on an as-converted basis) or, if later, the effective date for conversion specified in such requests, or (iii) upon the prior cumulative conversion of a majority of the Preferred Stock (each of the events referred to in (i), (ii) and (iii) are referred to herein as an "***Automatic Conversion Event***").

(c) ***Mechanics of Conversion.*** No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, the holder shall either (i) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock or (ii) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that the holder elects to convert the same; *provided, however,* that on the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided further*, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the

Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any declared and unpaid dividends on the converted Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; *provided, however,* that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a merger, sale, financing, or liquidation of the Corporation or other event, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(d) ***Adjustments to Conversion Price for Diluting Issues.***

(i) ***Special Definition.*** For purposes of this paragraph 4(d), "***Additional Shares of Common***" shall mean all shares of Common Stock issued (or, pursuant to paragraph 4(d)(iii), deemed to be issued) by the Corporation after the filing of this Second Amended and Restated Certificate of Incorporation, other than issuances or deemed issuances of:

(1) shares of Common Stock upon the conversion of the Preferred Stock;

(2) shares of Common Stock and options, warrants or other rights to purchase Common Stock issued or issuable to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock grants, restricted stock purchase agreements, option plans, purchase plans, incentive programs or similar arrangements, in each case, as approved by a majority of the Board of Directors;

(3) shares of Common Stock upon the exercise or conversion of Options or Convertible Securities;

(4) shares of Common Stock issued or issuable as a dividend or distribution on Preferred Stock or pursuant to any event for which adjustment is made pursuant to paragraph 4(e), 4(f) or 4(g) hereof;

(5) shares of Common Stock issued or issuable in a Qualified IPO;

(6) shares of Common Stock issued or issuable pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided*, that such issuances are approved by a majority of the Board of Directors; and *provided, further*, that such shares issued or issuable do not exceed five percent (5%) of the capital stock of the Corporation (assuming full conversion of or exercise of all outstanding convertible securities, rights, options, and warrants) at the time of such issuance;

(7) shares of Common Stock issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by a majority of the Board of Directors; *provided*, that such shares issued or issuable do not exceed five percent (5%) of the capital stock of the Corporation (assuming full conversion of or exercise of all outstanding convertible securities, rights, options, and warrants) at the time of such issuance; and

(8) shares of Common Stock issued or issuable to banks, equipment lessors, real property lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing, commercial leasing or real property leasing transaction approved by a majority of the Board of Directors; *provided*, that such shares issued or issuable do not exceed five percent (5%) of the capital stock of the Corporation (assuming full conversion of or exercise of all outstanding convertible securities, rights, options, and warrants) at the time of such issuance.

(ii) ***No Adjustment of Conversion Price.*** No adjustment in the Conversion Price of a particular series of Preferred Stock shall be made in respect of the issuance of Additional Shares of Common unless the consideration per share (as determined pursuant to paragraph 4(d)(v)) for an Additional Share of Common issued or deemed to be issued by the Corporation is less than the Conversion Price in effect on the date of, and immediately prior to such issue, for such series of Preferred Stock.

(iii) ***Deemed Issue of Additional Shares of Common.*** In the event the Corporation at any time or from time to time after the date of the filing of this Second Amended and Restated Certificate of Incorporation shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, *provided* that in any such case in which shares are deemed to be issued:

(1) no further adjustment in the Conversion Price of any series of Preferred Stock shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock in connection with the exercise of such Options or conversion or exchange of such Convertible Securities;

(2) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as this Section 4(d) or pursuant to Recapitalization provisions of such Options or Convertible Securities such as Sections 4(e), 4(f) and 4(g) hereof), the Conversion Price of each series of Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

(3) no readjustment pursuant to clause (2) above shall have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount above the Conversion Price that would have resulted from any other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;

(4) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price of each Series of Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

(a) in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of such exercised Options plus the consideration actually received by the Corporation upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and

(b) in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the Corporation for the issue of such exercised Options, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 4(d)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

(5) if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this paragraph 4(d)(iii) as of the actual date of their issuance.

(iv) ***Adjustment of Conversion Price Upon Issuance of Additional Shares of Common.*** In the event this Corporation shall issue Additional Shares of Common (including Additional Shares of Common deemed to be issued pursuant to paragraph 4(d)(iii)) without consideration or for a consideration per share less than the applicable Conversion Price of a series of the Preferred Stock in effect on the date of and immediately prior to such issue, then, the Conversion Price of the affected series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common so issued would purchase at such Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common so issued. Notwithstanding the foregoing, the Conversion Price for such series of Preferred Stock shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate. For the purposes of this Subsection 4(d)(iv), all shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock and the exercise and/or conversion of any other outstanding Convertible Securities and all outstanding Options shall be deemed to be outstanding.

(v) ***Determination of Consideration.*** For purposes of this subsection 4(d), the consideration received by the Corporation for the issue (or deemed issue) of any Additional Shares of Common shall be computed as follows:

(1) ***Cash and Property.*** Such consideration shall:

(a) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

(b) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(c) in the event Additional Shares of Common are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board of Directors.

(2) ***Options and Convertible Securities.*** The consideration per share received by the Corporation for Additional Shares of Common deemed to have been issued pursuant to paragraph 4(d)(iii) shall be determined by dividing:

(x) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(y) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(e) ***Adjustments for Subdivisions or Combinations of Common Stock.*** In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) ***Adjustments for Subdivisions or Combinations of Preferred Stock.*** In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect

immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(g) ***Adjustments for Reclassification, Exchange and Substitution.*** Subject to Section 3 ("***Liquidation Rights***"), if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(h) ***Certificate as to Adjustments.*** Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

(i) ***Waiver of Adjustment of Conversion Price.*** Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived by the consent or vote of the holders of a majority of the outstanding shares of such series either before or after the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

(j) ***Notices of Record Date.*** In the event that this Corporation shall propose at any time:

(i) to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii) to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a liquidation, dissolution or winding up of the corporation pursuant to Section 3(d);

then, in connection with each such event, this Corporation shall send to the holders of the Preferred Stock at least ten (10) days' prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the

amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above.

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the consent or vote of the holders of a majority of the Preferred Stock, voting as a single class and on an as-converted basis.

(k) ***Reservation of Stock Issuable Upon Conversion.*** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5. **Voting.**

(a) ***Restricted Class Voting.*** Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

(b) ***No Series Voting.*** Other than as provided herein or required by law, there shall be no series voting.

(c) ***Preferred Stock.*** Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. Fractional votes shall not be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be disregarded. Except as otherwise expressly provided herein or as required by law, the holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

(d) ***Adjustment in Authorized Common Stock.*** The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the stock of the Corporation.

(e) ***Common Stock.*** Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

6. **Redemption.** The Preferred Stock is not redeemable.

7. **Amendments and Changes.** The Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of a majority of the outstanding shares of the Preferred Stock (in addition to any other vote required by law or the Certificate of Incorporation or bylaws of the

Corporation), any such act or transaction or transactions effected without such approval being null and void *ab initio* and of no force or effect:

(a) Amend, alter or repeal any provision of the Certificate of Incorporation or bylaws of the Corporation (including pursuant to a merger) if such action would materially adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the outstanding Preferred Stock;

(b) Increase or decrease (other than for decreases resulting from conversion of the Preferred Stock) the authorized number of shares of any class of capital stock;

(c) Amend this Section 7;

(d) Authorize or create (by reclassification or otherwise) any new class or series of capital stock, or designate any new series of Preferred Stock, having rights, powers, or privileges set forth in the Certificate of Incorporation of the company, as then in effect, that are senior to or on a parity with any series of outstanding Preferred Stock;

(e) Redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement); or

(f) Liquidate, dissolve, or wind-up the business and affairs of the Corporation, or consent, agree or commit to do any of the forgoing without conditioning such consent, agreement, or commitment upon obtaining the approval required by this Section 7.

8. **Reissuance of Preferred Stock.** In the event that any shares of Preferred Stock shall be converted pursuant to Section 4 or otherwise repurchased by the Corporation, the shares so converted or repurchased shall be cancelled and shall not be issuable by this Corporation.

9. **Notices.** Any notice required by the provisions of this Second Amended and Restated Certificate of Incorporation to be given to the holders of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

ARTICLE VI

The Corporation is to have perpetual existence.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

Unless otherwise set forth herein, the number of directors that constitute the Board of Directors of the Corporation shall be fixed by, or in the manner provided in, the Bylaws of the Corporation.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE X

1. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Neither any amendment nor repeal of this Section 1, nor the adoption of any provision of this Corporation's Certificate of Incorporation inconsistent with this Section 1, shall eliminate or reduce the effect of this Section 1, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Section 1, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

2. The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or a bylaw of the Corporation shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the Bylaws of the Corporation after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE XI

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE XII

The Corporation renounces any interest or expectancy of this corporation in, or in being offered an opportunity to participate in, an Excluded Opportunity and waives any claim that the Excluded Opportunity constitutes a corporate opportunity that should have been presented by the Covered Person to this corporation. An "***Excluded Opportunity***" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an

employee of this corporation or any of its subsidiaries (collectively, "***Covered Persons***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

EXHIBIT G TO FORM-C

TESTING THE WATERS MATERIALS for Innovega Inc.

[See attached]

RESERVE NOW

BIOTECHNOLOGY · REGULATION CROWDFUNDING

Next-Generation Smart Glasses for People with Low Vision

Join the forefront of the smart glasses revolution with Innovega, designed to improve access to visual information and support greater independence for 295 million people living with vision impairment while building a versatile AR...

Show more

RESERVE NOW

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.


innovega
The Future of
Vision Technology
AI-Powered Smart Glasses for People with Low Vision

RESERVED $242,561

RESERVE NOW

PREVIOUSLY CROWDFUNDED
$8,447,739

RESERVED	RESERVATIONS
$242,560.56	80

REASONS TO INVEST

01 **75+ Patents & Over a Decade of Development** - Innovega has spent years developing its proprietary nano-optic technology, supported by a growing intellectual property portfolio that now includes more than 75 international patents.

02 **Growing Market** - 295 million with moderate to severe vision loss worldwide, projected to 500 million by 2050.

03 **Preparing for Commercial Launc**h - Gen I Smart Glasses are targeted for launch in 2027*, supported by a growing Founder Community and a manufacturing partnership with Quanta Computer, one of the world's largest electronics manufacturers.

**The statements made regarding anticipated release dates are forward-looking statements based on management's current expectations and are subject to change.*

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

TEAM



Steve Willey
CEO, PRESIDENT, DIRECTOR

Stephen Willey is a co-founder of Innovega Inc. and accepted the role of Director in 2008 and CEO in 2011. Since 2011, his duties have included the company's financing, administration, marketing, and business development. After earning graduate degrees in engineering and business, Mr. Willey led founding teams in 5 companies and successfully delivered innovation to global customers. In 1994, he co-founded and served as president of Microvision International Inc. Both the company and its subsidiary, Lumera, were listed on the NASDAQ exchange. He served as a founding board member of...

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Arthur Zhang
CHIEF TECHNOLOGY OFFICER

Arthur led Systems Architecture in Apple's Vision Product Group and successfully shipped their ground-breaking Apple Vision Pro. Experience in growing and leading teams within organizations ranging from startups to global corporations. Adept at communicating across all levels and fostering collaboration between teams. Driven by curiosity to continually learn and innovate, with over 40 international patents. Arthur earned a Ph.D from UC San Diego, and this year will complete the CTO program offered by the Wharton Executive Education institute.



Jay Marsh
SENIOR VP ENGINEERING (FRACTIONAL)

With over 25 years of experience in engineering and product design, Jay has a passion for developing innovative and cutting-edge solutions for near to eye display systems. Jay leads a team advancing complex display systems for immersive and augmented reality solutions to support patients with vision impairment.

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TRUSTED BY GLOBAL LEADERS

- **Tencent** led a $3M early investment round in Innovega as a global tech giant and parent of WeChat, with deep expertise in AI, gaming, and consumer platforms. Their backing provides strategic access to massive Asian markets and accelerates commercialization of our vision tech.
- **Vuzix**, a leading innovator in AR and smart glasses, has provided strategic investment and collaboration to Innovega. This partnership strengthens our hardware expertise and positions us for expanded enterprise, consumer, and AR market opportunities.
- **Vispero**, a pioneer in accessibility software for the visually impaired, supports Innovega through strategic connections and backing. Their expertise in low-vision tools aligns perfectly with our mission to provide greater independence for millions.
- **U.S. Department of Defense (DoD) / DARPA** awarded Innovega multiple contracts as part of over $6M in non-dilutive government funding. These high-profile validations demonstrate our technology's proven reliability for demanding, high-performance applications and unlock significant potential for defense licensing and enterprise partnerships.

THE PROBLEM & OUR SOLUTION

Millions with low vision face daily barriers: struggling to read a medicine label, spot a loved one's face across the room, or walk confidently without fear. Today's options including handheld magnifiers, bulky VR-style headsets, heavy goggles, or white canes feel outdated, uncomfortable, socially isolating, and limit real-life use.

Innovega Changes Everything

Our lightweight, stylish smart glasses include high-res cameras, customizable displays, real-time control, and personalized zoom/AI enhancements. You can wear them all day like

regular eyewear at a fraction of the bulk and discomfort of legacy solutions. 700+ individuals on early product reservation list. Targeted launch in Q2 2027.

MARKET

Over 1.1 billion people worldwide live with some form of vision loss today, including 295 million with moderate to severe impairment (the core target for our discreet, wearable solutions). We're entering this pivotal moment with patented technology, ready to define a new category of discreet, all-day wearable smart glasses for millions who have never had real options.


"The addressable market is massive!"
Kevin O'Leary
"Mr. Wonderful"

The above video is from a StartEngine-hosted webinar on 10/17/2025. At that time, Mr. O'Leary was engaged as a paid spokesperson for StartEngine, effectively receiving compensation for his participation in the webinar. The statement reflects his views as of that date only and does not constitute a current endorsement of, or recommendation regarding, the issuer or its securities. Statements regarding vision performance or patient testing reflect early-stage testing and individual experiences. Results may vary.

Aging Population Driving Massive Surge in Target Market

Driven by global aging (people over 65 nearly doubling by 2050) and lifestyle factors (rising diabetes, obesity, myopia in younger populations), moderate to severe vision impairment is expected to reach 474 million by 2050.


The number of people with vision loss is growing
Projections show that vision loss will increase by 55%, or 600 million people over the next 30 years.
2020
2050
1,106 million
1,758 million
609 million
497 million
978 million
780 million
43 million
61 million
295 million
474 million
258 million
360 million
510 million
866 million
2020
2050
Blindness
Moderate to severe
Mild
Near

Source. Projections shown are based on third-party forecasts and are subject to change. They are not guarantees of future outcomes.

Massive Untapped Spending Opportunity

In the US alone, 20 million affected individuals spend an average $16,838 annually on limited vision assistance tools and services, creating significant opportunity for scalable, next-gen solutions like Innovega's platform.




MICRO DISPLAY
ZOOM
BRIGHTNESS
BUILT-IN CAMERA
ADJUST CONTRAST
ADJUST FOCUS

Innovega's smart glasses are in development and not yet available to consumers

"The future is smart glasses."

Mark Zuckerberg, Meta CEO

"I believe that augmented reality is the next big thing, and it will pervade all of our lives."

Tim Cook, Apple CEO

Quoted statements reflect general views on augmented reality and smart glasses and do not refer to or endorse Innovega or its eyewear, which is designed for vision assistance.


Innovega Smart Glasses
HOW THEY WORK
1. Lightweight Smart Glasses
You wear them like everyday glasses, designed for all-day comfort, with prescription lenses that easily clip in as needed.
2. Built-In Camera
A small camera captures what's in front of you, including streets, signs, faces, screens, and your surroundings.
3. Private HD Display
A private HD display projects a clear digital image in front of your eyes, enhancing key details without isolating you from your surroundings.
4. Adjust What You See
Using touch controls on the glasses or through an app on your phone, you


can adjust zoom, brightness, contrast, and clarity in real time to match your vision needs.
5. Connected to the Cloud
The glasses pair with a smartphone app and connect to cloud-based processing to support advanced features and personalized settings.

"We are addressing a massive vision impairment crisis, positioning Innovega at the forefront of a $572B+ market."


Steve Willey, Innovega CEO

LOW VISION USER TESTIMONIALS


innovega

Kym

Ocular Albinism

"I didn't think that there was going to be anything that could help me see, and the fact that I was able to read the small print...that alone is mind-blowing to me. It's giving me chills."


innovega



Paul

Macular Degeneration

"Six months ago I quit driving. With these glasses, I could drive! I don't know how they did it? I could see like I haven't see in a long time."

Testimonials reflect individual experiences during demonstrations or testing while using Innovega's investigational system. Results may vary. These statements describe functional vision performance while using the glasses and do not imply permanent vision restoration or approval for regulated activities such as driving.

BUSINESS MODEL

Multiple Revenue Streams

While initially focused on helping people with vision impairment access more visual information while using our glasses, our underlying technology platform has potential applications across defense, public safety, sports, gaming, enterprise, and other emerging wearable technology markets.

- **Hardware Sales Innovega** plans to generate revenue from direct and indirect sales of our smart glasses, with potential financing options to make them accessible, targeting both individual consumers and resellers for scalable hardware distribution.
- **Institutional Sales / Insurance Reimbursement** Innovega plans to sell our smart glasses and lenses through institutional channels.
- **Recurring Subscription Sales (Vision-as-a-Service)** We intend to offer Vision-as-a-Service subscriptions for recurring revenue, including monthly AI upgrades, cloud-connected features, providing ongoing value and predictable income from users.
- **Application Expansion Via Partner Licensing** We aim to license our patented IP and glasses tech to partners in defense, public safety, sports, gaming, and enterprise, opening new markets with royalties and collaborations that expand beyond low vision users into broader AR applications.

OUR ROADMAP TO COMMERCIALIZATION

We've already secured strategic partners, completed breakthrough technology development, and validated our impact. Now, we're transitioning into full-scale commercial production, and this is your opportunity to join us at a key phase in our growth.


Innovega has a mission to become a worldwide leader in the global transition to wearable vision tech

FREQUENTLY ASKED QUESTIONS

Who can benefit from Innovega's smart glasses?

Our technology is designed to support greater independence for the 295 million people worldwide with moderate to severe visual impairments. The platform has applications for defense (enhanced situational awareness), public safety, sports, gaming, and enterprise, making it a versatile solution for both accessibility and broader AR needs.

When are you doing in-person demonstrations?

We are actively conducting in-person demonstrations at our San Diego office.

What is your plan for going into commercial production?

Currently we are finalizing full-function prototypes for the Gen I Founders Series Smart Glasses, building an early reservation list (700+ already), and preparing for scaled manufacturing. Gen I is targeted for launch in Q2 2027.

Reservation figures reflect expressions of interest and do not represent completed sales or binding purchase commitments.

Who are your current business partners and contracts?

Most of our strategic relationships and development contracts are under confidentiality agreements. That said, we have secured partnerships with industry leaders like Tencent (early lead investor), Vuzix (AR/smart glasses collaborator), Vispero (accessibility partner), and U.S. government agencies (including DARPA/DoD for $6M+ in non-dilutive contracts). We have also executed joint development agreements with trade partners. As soon as we are able to make public announcements, we will share this with insider investors first.

What kind of exit strategy do you have planned?

Our primary focus is on growing the company and achieving commercialization of Gen I. Potential future exit strategies could include a public offering (IPO), merger, or acquisition by a larger player in wearables, or AR. We will share any information that can be made public with insider investors first. While we are under certain confidentiality agreements and SEC regulations that prohibit disclosing certain details herein, please refer to our SEC filings on EDGAR for more information.

How do these compare to other smart glasses on the market?

How do these compare to other smart glasses on the market?

Innovega's Gen I Smart Glasses are purpose-built for people with moderate to severe low vision, with a transparent see-through display, 45° field of view, HD µOLED quality, and ultra-lightweight design (<90g) for true all-day, stigma-free wear.

In comparison:

- **Low-vision specific competitors** (e.g., eSight Go, Eyedaptic Eye 5) are often bulky, awkward-looking, with blocked displays that limit mobility and feel isolating, restricting them to short-term use rather than everyday empowerment.
- **Mainstream smart glasses** (e.g., Meta Ray-Ban series, including Display models) are stylish and lightweight, but they lack the specialized optics, field of view, and magnification.

Why does Innovega welcome retail investors?

Innovega welcomes retail investors because we believe in democratizing access to transformative technology that addresses a massive unmet need for the visually impaired community. By opening this opportunity early, we're not only raising capital from a diverse group but also building a strong community of supporters genuinely invested in our mission to restore independence and improve quality of life. This aligns with our values of accessibility and inclusion.

Is there a public market for Innovega's shares?

We are currently a private company with no public exchange to trade shares. As a result, investments in this offering are illiquid, and investors should be prepared to hold their shares for an extended period. We will continue to include any new details that can be shared regarding the company's long-term growth and corporate development through email updates to investors.

Statements regarding product launches, manufacturing scale, or future availability reflect current targets and expectations and are subject to change. Competitive comparisons are based on publicly available information and internal evaluations and are provided for general informational purposes.

ABOUT

HEADQUARTERS

11031 Via Frontera, Ste. A
San Diego, CA 92127

WEBSITE

innovega.io ↗

Join the forefront of the smart glasses revolution with Innovega, designed to improve access to visual information and support greater independence for 295 million people living with vision impairment while building a versatile AR platform for defense, enterprise, sports, and beyond. Backed by Tencent, Vuzix, Vispero, and strategic partners with 75+ filed patents protecting our nano-optic technology and $6M+ U.S. government contracts with Defense Advanced Research Projects Agency (DARPA).

ALL UPDATES

08.05.26

Innovega Approved for HSA/FSA Eligibility




Health Savings Account
APPROVED
Now
HSA/FSA
Eligible
innovega

One of our goals has always been to make Innovega's technology as accessible as possible for the people who need it most.

We're pleased to share that our Founder Series Smart Glasses have now been approved as HSA/FSA eligible, allowing many customers to use their Health Savings Account (HSA) or Flexible Spending Account (FSA) funds toward their purchase.

For individuals living with vision loss, this represents another meaningful step toward making our technology more attainable while simplifying the purchasing process for many early adopters.

As we continue moving toward commercialization, we'll keep looking for ways to remove barriers and improve the overall customer experience, whether through payment flexibility, manufacturing readiness, expanded user testing, or ongoing product refinement.

Every milestone like this helps strengthen the foundation we're building for launch.

Thank you for continuing to support our mission and believing in the future of Innovega.

Reserve Your Shares in Our Upcoming Campaign

Innovega is testing the waters under Regulation CF. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

07.30.26

TODAY: Innovega Investor Livestream


Innovega
Investor
Livestream
JOIN US
Today
innovega

In just a few hours, Innovega CEO Steve Willey will be going live in the StartEngine app.

This is your opportunity to hear directly from Steve as he shares our latest progress, discusses our upcoming StartEngine campaign, and answers your questions live.

You'll also get a behind-the-scenes look at our recent user testing day, where people living with low vision experienced our latest smart glasses prototypes firsthand and shared their reactions.

It's been an exciting few months at Innovega. We've continued expanding our engineering and manufacturing teams, received new commercial prototype iterations, and made meaningful progress toward commercialization. Steve will share where we are today, what's coming next, and why we're so excited about the road ahead.

Set your reminders to join us today at **11:00 AM PT / 2:00 PM ET.**

We hope to see you there!

To join the livestream:

1) Download the App: Apple App Store | Google Play Store

2) Log in to your account

3) Follow Innovega

4) Enable notifications so you'll know the moment we go live

Innovega is testing the waters under Regulation CF. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

07.27.26

Innovega Launches Vision-Specific User Testing


innovega
Stargardt
Demo Day
Officially Underway